Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

CROSSLINE CAPITAL, INC., as the Corporation,

STONEGATE MORTGAGE CORPORATION,

as Buyer,

TIMOTHY R. ELKINS

as Seller

Dated as of November 13, 2013

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION		5
1.1	Definitions.	5
1.2	Cross References.	15
1.3	Construction.	17

ARTICLE 2 PURCHASE AND SALE; CONDITIONS TO CLOSING; HOLDBACK; CONTINGENT PAYMENTS		17
2.1	Purchase and Sale.	17
2.2	Purchase Price.	18
2.3	Pre-Closing Calculation of Estimated Book Value; Dispute Resolution.	18
2.4	Closing.	20
2.5	Holdback Amount.	20
2.6	Contingent Payments.	21
2.7	Withholding.	22

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLER AND THE CORPORATION		22
3.1	Authorization.	22
3.2	Organization.	23
3.3	Capitalization.	23
3.4	Subsidiaries.	24
3.5	Governmental Approvals; Noncontravention.	24
3.6	Financial Statements; No Undisclosed Liabilities.	24
3.7	[Intentionally Omitted].	25
3.8	Absence of Changes.	25
3.9	Sufficiency of Assets.	25
3.10	Real Property.	25
3.11	Material Contracts.	26
3.12	Origination Matters.	29
3.13	Servicing Matters.	30
3.14	Pipeline Loans; Mortgage Loans Held for Sale; Hedging Arrangements.	31
3.15	Compliance with Laws.	32
3.16	Litigation.	32
3.17	Insurance.	33
3.18	Tax Matters.	33
3.19	Intellectual Property.	35
3.20	Employee and Labor Matters.	36
3.21	ERISA.	37
3.22	Environmental Matters.	39
3.23	Related Party Transactions.	39
3.24	No Wholesale Originations.	39
3.25	Brokers.	39

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLER		40
4.1	Authorization of Transaction.	40
4.2	Governmental Approvals; Noncontravention.	40
4.3	Shares.	40
4.4	Litigation.	41

4.5	Brokers.	41
4.6	State Registration.	41
4.7	Independent Analysis.	41

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER		41
5.1	Organization; Corporate Power.	41
5.2	Authorization of Transaction.	42
5.3	Governmental Approvals; Noncontravention.	42
5.4	Brokers’ Fees.	42
5.5	Compliance with Laws.	42
5.6	Litigation.	42
5.7	Capital Resources.	43
5.8	Investment Intention.	43
5.9	Independent Analysis.	43

ARTICLE 6 COVENANTS		43
6.1	Conduct of the Business.	43
6.2	Commercially Reasonable Efforts.	46
6.3	Access to Information.	47
6.4	Notices of Certain Events.	47
6.5	Affiliate Transactions.	47
6.6	Public Announcements.	48
6.7	Further Assurances.	48
6.8	Confidentiality.	48
6.9	Employee Benefits.	48
6.10	Release.	49
6.11	Non-Compete; Non-Solicit.	50
6.12	Employment Agreement.	51
6.13	Termination of Guarantees.	51
6.14	Section 338(h)(10) Election.	51
6.15	Existing Indemnification Obligations of Corporation.	52
6.16	Access to Records and Employees after Closing.	53
6.17	Maintenance of Existing Permits.	53
6.18	Mortgage Loan Origination for Other Lenders.	53

ARTICLE 7 CONDITIONS TO CLOSING		53
7.1	Conditions to the Obligations of the Corporation and Seller.	53
7.2	Conditions to the Obligations of Stonegate.	54

ARTICLE 8 INDEMNIFICATION		55
8.1	General Indemnification.	55
8.2	Survival.	58
8.3	Limitation on Liability.	59
8.4	Tax Indemnity.	60
8.5	Tax Claims.	61
8.6	Payment.	62
8.7	No Recourse.	63
8.8	Effect of Knowledge on Indemnification.	63
8.9	Exclusive Remedy.	63

ARTICLE 9 TAX MATTERS		63
9.1	Responsibility for Filing Tax Returns.	63
9.2	Cooperation.	64
9.3	Refunds.	64
9.4	Purchase Price Adjustment.	64
9.5	Tax Sharing Agreements.	64
9.6	Transfer Taxes.	65

ARTICLE 10 MISCELLANEOUS		65
10.1	Termination.	65
10.2	Effect of Termination.	66
10.3	Notices.	66
10.4	Amendments; No Waivers.	67
10.5	Expenses.	67
10.6	Successors and Assigns; Benefit.	67
10.7	Governing Law; Jurisdiction.	67
10.8	Severability.	68
10.9	Table of Contents; Headings; Delivery.	68
10.10	Counterparts; Effectiveness.	68
10.11	Entire Agreement.	68
10.12	Specific Performance.	68
10.13	Time of Essence.	68
10.14	Disclosure Schedules.	69
10.15	Legal Representation.	69
Exhibit C Employment Agreement		C-1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is entered into as of November 13, 2013, by and among Stonegate Mortgage Corporation, an Ohio corporation (“Stonegate” or “Buyer”), Crossline Capital, Inc., a California corporation (the “Corporation”), and Timothy R. Elkins, an individual residing in the State of California (“Seller”).

WHEREAS, Seller owns all of the outstanding shares of Common Stock (as defined below) of the Corporation, constituting one hundred percent (100%) of the outstanding Equity Interests in the Corporation; and

WHEREAS, Buyer desires to acquire the Shares from Seller, and Seller desires to sell the Shares to Buyer, all subject to and in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions. Capitalized terms used herein without definition have the respective meanings assigned in this Article 1.

“Affiliate” means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including, with correlative meanings, the terms “under common control with” and “controlled by”), as used in the preceding sentence, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agency” means any of Fannie Mae, Freddie Mac, Ginnie Mae, FHA, HUD, USDA Rural Development, the United States Department of Veterans Affairs (VA) or any applicable state agency.

“Applicable Requirements” means and includes, as of the time of reference, with respect to the Corporation’s origination, servicing, insuring, purchase, sale or filing of claims in connection with Mortgage Loans, all contractual obligations of the Corporation (including any contained in a Mortgage Loan document, any Servicing Agreement or any Agency guides, rules or procedures, including, without limitation, guides, rules and procedures relating to the origination, purchase, sale, securitization and servicing of Mortgage Loans).

“Book Value” means the tangible, mark-to-market equity of the Corporation as of the Calculation Time without giving effect to the Contemplated Transactions, determined in accordance with GAAP, as adjusted by the amount of any reserves or similar adjustments to the valuation of any assets of the Corporation required by Buyer, as determined pursuant to Section 2.3. For the avoidance of doubt, any Cash on Hand of the Corporation will be included in determining Book Value.

“Business” means the business of the Corporation as currently conducted by the Corporation.

“Business Day” means any day except Saturday, Sunday and any legal holiday or a day on which banking institutions in New York City, New York, generally are authorized or required by law or other governmental actions to close.

“Calculation Time” means 12:01 a.m. Pacific Time on the Closing Date.

“Capitalized Lease Obligations” means, with respect to any Person, all rental obligations of such Person which, under GAAP, are or will be required to be capitalized on the books of such Person, in each case taken at the amount thereof and accounted for as indebtedness in accordance with such principles.

“Cash on Hand” of the Corporation as of any time means the aggregate cash balance of the Corporation as of such time, including all cash, commercial paper, certificates of deposit and other bank deposits, treasury bills, short term investments and all other cash equivalents in its accounts, and third party checks deposited or held in its accounts that have not yet cleared; provided, however, that Cash on Hand shall not include outstanding checks on draft of the Corporation that are issued or outstanding at such time.

“Closing Date Payment” means the amount equal to 1.3 times Book Value, minus the Holdback Amount. For this purpose, to the extent the Corporation, with Buyer’s consent, pays a dividend to Seller prior to the Closing, causing Book Value to decrease by the amount of such dividend, the Closing Date Payment shall include an amount equal to 30 percent of such dividend.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain Confidentiality Agreement dated as of June 14, 2013 between Buyer and the Corporation.

“Contemplated Transactions” means the transactions contemplated under this Agreement and the other Transaction Documents.

“Contingent Obligation” shall mean, as to any Person, any obligation of such Person as a result of such Person being a general partner of any other Person, unless the underlying obligation is expressly made non-recourse as to such general partner, and any obligation of such Person guaranteeing, having the economic effect of guaranteeing or intended to guarantee any Indebtedness, leases, dividends or other obligations (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (x) for the purchase or payment of any such primary obligation or any property constituting direct or indirect security therefor or (y) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth, solvency or other financial statement condition of the primary obligor, (iii) to purchase or lease property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business consistent with past practice. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

“Contingent Payments” means the contingent payments by Stonegate to Seller set forth at Section 2.6 of the Agreement.

“Contract” means any contract, license, lease, indenture, mortgage, note, bond, warrant, agreement or binding arrangement or commitment (whether oral or written).

“Disclosure Schedules” means that certain document identified as the Disclosure Schedules, dated as of the date hereof, delivered by Seller to Buyer in connection with this Agreement.

“DOL” means the United States Department of Labor.

“Environmental Laws” means any Laws regulating, relating to or imposing standards of conduct concerning protection of the environment.

“Equity Interests” means any capital stock, other equity interest, other ownership interest or any securities or other interests convertible into or exchangeable or exercisable for capital stock, other equity interests, or other ownership interests, or any other rights, warrants or options to acquire any of the foregoing securities or interests of or in any Person.

“Fannie Mae” means Fannie Mae, f/k/a the Federal National Mortgage Association, or any successor organization.

“FHA” means the Federal Housing Administration, an agency within the United States Department of Housing and Urban Development, or any successor thereto including the Federal Housing Commissioner and the Secretary of Housing and Urban Development where appropriate under the FHA regulations.

“FHA Insurance” means an insurance policy issued by the FHA with respect to a loan under the applicable section of the National Housing Act, as amended.

“FHA Regulations” means regulations promulgated by HUD under the National Housing Act of 1934, as amended, codified in 24 Code of Federal Regulations, and other HUD issuances relating to Mortgage Loans insured by the FHA, including, without limitation, related handbooks, circulars, notices and mortgagee letters.

“Freddie Mac” means the Federal Home Loan Mortgage Corporation.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time.

“Ginnie Mae” means the Government National Mortgage Association, a wholly owned corporate instrumentality of the United States within HUD, or any successor thereto.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and bylaws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation.

“Governmental Entity” means any (i) federal, state, municipal, local, foreign or other government, (ii) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), whether foreign or domestic, or (iii) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, whether foreign or domestic, including any arbitral tribunal.

“Guarantees” means those guaranty and pledge agreements set forth on Schedule 6.13.

“Guarantors” means those Guarantors under the Guarantees set forth on Schedule 6.13.

“Holdback Amount” means $500,000.

“HUD” means the United States Department of Housing and Urban Development, or any federal agency or official thereof which may from time to time succeed to the functions thereof with regard to FHA Insurance. The term “HUD,” for purposes of this Agreement, is also deemed to include subdivisions thereof such as the FHA and Ginnie Mae.

“HUD Handbook” means the Regulations promulgated by HUD under the National Housing Act, codified in Title 24 of the Code of Federal Regulations and any subsequent revisions thereto and any other handbook or mortgagee letters, circulars, notices or other issuances issued by HUD applicable to the Mortgage Loans, as amended, modified, updated or supplemented from time to time.

“Indebtedness” means, as to any Person, without duplication, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services and all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (ii) the maximum amount available to be drawn or paid under all letters of credit, bankers’ acceptances, bank guaranties, surety and appeal bonds and similar obligations issued for the account of such Person and all unpaid drawings and unreimbursed payments in respect of such letters of credit, bankers’ acceptances, bank guaranties, surety and appeal bonds and similar obligations, (iii) all indebtedness of the types described in clause (i), (ii) or (iv)-(ix) of this definition secured by any Lien on any property owned by such Person, whether or not such indebtedness has been assumed by such Person (provided, that if the Person has not assumed or otherwise become liable in respect of such indebtedness, such indebtedness shall be deemed to be in an amount equal to the fair market value of the property to which such Lien relates), (iv) all Capitalized Lease

Obligations of such Person, (v) all obligations of such Person to pay a specified purchase price for goods or services, whether or not delivered or accepted, i.e., take-or-pay and similar obligations, (vi) all Contingent Obligations of such Person in respect of indebtedness and other obligations described in another clause of this definition, (vii) all obligations under any Interest Rate Protection Agreement, any Other Hedging Agreement or under any similar type of agreement, (viii) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person and (ix) all accrued and unpaid interest on any of the foregoing. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is directly liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Insurer” means a Person who insures or guarantees all or any portion of the risk of loss on any Mortgage Loan, including any provider of PMI, standard hazard insurance, flood insurance, earthquake insurance or title insurance, with respect to any Mortgage Loan or related Mortgaged Property.

“Intellectual Property” means all worldwide intellectual property rights of any kind, including (a) all inventions, patents and patent disclosures, (b) all trademarks, service marks, trade dress, logos, trade names, internet domain names, and corporate names, including all goodwill associated therewith, (c) all copyrights and copyrighted works, and works of authorship including Software, (e) all know-how and confidential business information (including ideas, research and development), and (f) all applications, registrations, renewals, reissuances, continuations, continuations-in-part, divisions, extensions, reexaminations, and foreign counterparts of any of the foregoing.

“Interest Rate Protection Agreement” shall mean any interest rate swap agreement, interest rate cap agreement, interest collar agreement, interest rate hedging agreement or other similar agreement or arrangement.

“Investor” means any Person who owns or holds (a) Sold Mortgage Loans, or servicing rights related thereto, sold by the Corporation or (b) Investor Mortgage Loans serviced by the Corporation.

“Investor Contract” means each Contract set forth at Section 3.11(a)(xx) of the Disclosure Schedules.

“Investor Mortgage Loan” means any Mortgage Loan serviced by the Corporation pursuant to a Servicing Agreement that was not originated or purchased by the Corporation, and that has not been repaid or refinanced.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Buyer” means the actual knowledge, after reasonable internal inquiry, of Jim Cutillo, Barbara Cutillo and John Macke.

“Knowledge of the Corporation” means the actual knowledge, after reasonable internal inquiry, of Timothy Elkins, Jacqueline Herrick or Cherise Macpherson.

“Law” means any applicable foreign, federal, state, municipal or local law (including common law), statute, treaty, rule, directive, regulation, injunction, decree, ordinances and similar provisions having the force or effect of law or an Order of any Governmental Entity.

“Liabilities” means liabilities, obligations or responsibilities of any nature whatsoever, whether direct or indirect, matured or unmatured, fixed or unfixed, known or unknown, asserted or unasserted, choate or inchoate, liquidated or unliquidated, secured or unsecured, absolute, contingent or otherwise, including any direct or indirect Indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost or expense.

“Lien” means, with respect to any property or asset, any lien, security interest, mortgage, pledge, charge, claim, right of first refusal, option, limitation on transfer or use or assignment or licensing, restrictive easement, charge or any other restriction of any kind, including any restriction on the ownership, use, voting, transfer (other than restrictions on transfer under the Securities Act and applicable state securities laws), possession, receipt of income or other exercise of any attributes of ownership, in respect of such property or asset, but shall not include any non-exclusive Intellectual Property licenses in the ordinary course of business consistent with past practice which are listed on Section 3.11(a)(xiii) of the Disclosure Schedules.

“Locked Pipeline Loans” means applications in process for Mortgage Loans to be made by the Corporation which have been registered and designated as price protected on the Corporation’s residential mortgage loan origination system and which have not closed or funded.

“Losses” means any actual losses, damages, deficiencies, Liabilities, assessments, fines, penalties, judgments, actions, claims, costs, disbursements, fees, expenses or settlements of any kind or nature, including reasonable legal, accounting and other professional fees and expenses. Losses shall not include exemplary, punitive or special damages, except for amounts actually payable to a third party in respect of a Third Party Claim.

“Material Adverse Effect” means an effect which is material and adverse to the business, financial condition, business prospects or results of operations of the Corporation; provided, however, that any such effect resulting from (i) any changes in laws, rules or regulations, or in GAAP, that apply to the Corporation, or to mortgage banking companies generally, (ii) any actions and omissions of the Corporation taken with the prior written consent of Stonegate, (iii) any direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the Contemplated Transactions, (iv) the impact of the announcement of this Agreement and compliance with this Agreement on the business, financial condition, prospects or results of operations of the Corporation, or (v) any failure of the Corporation to meet financial projections, forecasts or estimates of revenue or earnings (it being understood that the facts and circumstances giving rise to such failure may be taken into account to determine whether or not there has been a Material Adverse Effect), shall not be considered in determining if a Material Adverse Effect has occurred.

“Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act) of voting securities or other voting interests representing at least five percent (5%) of the outstanding voting power of a Person or Equity Interests representing at least five percent (5%) of the outstanding Equity Interests in a Person.

“Mortgage” means a mortgage, deed of trust or other similar security instrument that creates a lien on real property.

“Mortgage Loan” means any U.S. individual residential (one-to-four family) mortgage loan or other extension of credit secured by a Lien on U.S. real property of a borrower originated, purchased or serviced by the Corporation (which, for avoidance of doubt, may be a Pipeline Loan, charged-off Mortgage Loan, Warehouse Loan, Sold Mortgage Loan or Investor Mortgage Loan, as applicable).

“Mortgage Loan Tape” means an electronic data file setting forth, with respect to the Mortgage Loans being serviced or subserviced by the Corporation, information in a format mutually agreed to between the Corporation and Stonegate.

“Order” means any judgment, writ, decree, award, compliance agreement, settlement agreement, injunction, ruling, or judicial or administrative order of, or any other restriction imposed by, any Governmental Entity or arbitrator of competent jurisdiction.

“Other Hedging Agreements” shall mean any foreign exchange contracts, currency swap agreements, commodity agreements, TBA forward contract or other similar arrangements, or arrangements designed to protect against fluctuations in currency values or commodity prices.

“Permits” means, collectively, all licenses, certificates, registrations, consents, Orders, franchises, permits, approvals or other similar authorizations issued, granted or approved by any Agency or Governmental Entity in connection with the operation of the Corporation, together with all renewals or modifications thereof.

“Permitted Liens” means (i) mechanics’, materialmen’s, carriers’, repairers’ and similar statutory Liens imposed by applicable Law arising or incurred in the ordinary course of business for amounts that (a) are not delinquent, or (b) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Financial Statements in accordance with GAAP, (ii) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the date hereof or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Financial Statements in accordance with GAAP, (iii) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) incurred in the ordinary course of business that do not materially interfere with the Corporation’s present use, occupancy or operation of such real property, (iv) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by, and do not adversely affect the Corporation’s present use, occupancy or operations of such real property, and (v) other Liens not incurred in connection with the borrowing of money which do not interfere with or impair, in any material respect, the present operation of the business of the Corporation or the value or marketability of its assets.

“Person” means a natural person, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Pipeline Loans” means those Locked Pipeline Loans and Unlocked Pipeline Loans set forth at Section 3.14(a) of the Disclosure Schedules.

“PMI” means the default insurance provided by private mortgage insurance companies.

“Proceeding” means any action, suit, proceeding, complaint, claim, charge, demand, hearing, inquiry, audit or investigation, in each case by or before any Governmental Entity, including any court or arbitral tribunal.

“Purchase Price” means the total consideration payable by Buyer to Seller hereunder.

“Qualified Loan Repurchase” means the repurchase by the Corporation following the Closing of any Mortgage Loan sold by the Corporation prior to the Closing, where such repurchase is required pursuant to the terms of an agreement entered into by the Corporation and the applicable Investor prior to the Closing (and without giving effect to any amendment thereto entered into following the Closing).

“Related Person” means, with respect to an entity, (i) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person; (ii) any Person that holds a Material Interest in such specified Person; (iii) each Person that serves as a director, officer, partner, member, manager, executor, or trustee of such specified Person (or in a similar capacity); (iv) any Person in which such specified Person holds a Material Interest; (v) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and (vi) any Related Person of any individual described in clause (ii) or (iii).

“Required Consents” means those consents and approvals set forth at Section 3.5(a) of the Disclosure Schedule.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Serviced Loan” means any Mortgage Loan, chattel loan or other loan for which the Corporation is acting as a servicer under a Servicing Agreement.

“Servicing Advances” means servicing advances for delinquent principal, interest, tax or insurance payments or for property protection expenses or other servicing advances of any type.

“Servicing Agreement” means, any Contract and any amendments thereto pursuant to which the Corporation is obligated to a third party to administer, collect and remit payments of principal and interest, to collect and forward payments of Taxes and insurance, to administer escrow accounts, and to foreclose, repossess or liquidate collateral after default, or serve as a subservicer to perform any of the foregoing activities, for any Mortgage Loan.

“Servicing Compensation” shall mean all compensation paid to the Corporation under the Servicing Agreements, or other applicable documents for servicing and administrative duties relating to Sold Mortgage Loans or Investor Mortgage Loans, including, without limitation, all late fees, loss mitigation and modification fees, non-sufficient funds fees, investment income and other similar payments relating to the foregoing, all required reimbursements of Servicing Advances and other ancillary income.

“Servicing Rights” shall mean, with respect to each Serviced Loan, any and all of the following: (a) any and all rights and obligations to service such Serviced Loans; (b) all Servicing Compensation or moneys payable to the Corporation; (c) all Contracts or documents creating, defining or evidencing any such rights of the Corporation to the extent they relate to such rights; (d) all escrow payments or other similar payments with respect to such Serviced Loans and any amounts actually collected and held by the Corporation with respect thereto (to the extent not the property of the related borrower); (e) all accounts and other rights to payments related to any of the property described in this paragraph; and (f) any and all documents, files, records, servicing files, servicing documents, servicing records, data tapes, computer records, or other information pertaining to such Serviced Loan or pertaining to the past, present or prospective servicing of such Serviced Loan and all rights to reimbursement for Servicing Advances.

“Software” means any and all computer programs, software (in object and source code), firmware, middleware, applications, API’s, websites, web widgets, code and related algorithms, file documentation and all other tangible embodiments thereof.

“Sold Mortgage Loan” means any Mortgage Loan serviced by the Corporation pursuant to a Servicing Agreement, other than a Warehouse Loan, that was originated or purchased and subsequently sold in a whole loan sale or securitization (whether treated as a sale or not under GAAP) by the Corporation and that has not been repaid or refinanced.

“State Agency” means any state agency or other Governmental Entity with authority to regulate the activities of the Corporation relating to the origination or servicing of Mortgage Loans or to determine the investment or servicing requirements with regard to Mortgage Loan origination, purchasing, and servicing performed by the Corporation.

“Subservicing Agreement” means any Contract and any amendments thereto between the Corporation with a third party under which such third party services and administers Mortgage Loans on behalf of the Corporation.

“Subsidiary” means, with respect to any Person, any other Person of which (i) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). For the purposes hereof, the term Subsidiary shall include all Subsidiaries of such Subsidiary.

“Systems” means computer hardware, computer networks, systems and other computer, information technology, and telecommunications assets and equipment.

“Tax” means all United States federal, state, local or foreign taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, real and personal property, profits, estimated, severance, occupation, production, capital gains, capital stock, goods and services, environmental, employment, withholding, stamp, value added, alternative or add-on minimum, sales, transfer, use, license, payroll and franchise taxes or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, imposed by the United States, or any state, county, local or foreign government or subdivision or agency thereof, and such term shall include any interest, penalties , fines, related liabilities or additions to tax attributable to such taxes, charges, fees, levies or other assessments.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any federal, state, local or foreign Governmental Entity or authority responsible for the imposition of any Tax.

“Third-Party Consents” means those consents and approvals set forth at Section 3.10(b)(viii) and Section 3.11(d) of the Disclosure Schedule.

“Transaction Documents” means this Agreement and any other agreement, certificate or writing delivered in connection with this Agreement.

“Transaction Expenses” means those fees, expenses, payments and other charges incurred by the Corporation prior to Closing in connection with the Contemplated Transactions or otherwise payable by the Corporation in connection with the Contemplated Transactions by reason of actions taken by the Corporation prior to the Closing. Seller will deliver to Buyer prior to the Closing a schedule showing estimated Transaction Expenses through and including the Closing Date.

“Unlocked Pipeline Loans” means applications in process for Mortgage Loans to be made by the Corporation which have not been registered and designated as price protected on the Corporation’s residential mortgage loan origination system and which have not closed or funded.

“USDA Rural Development” means the United States Department of Agricultural Rural Development.

“Warehouse Facility” means a revolving credit facility used to finance Warehouse Loans.

“Warehouse Loan” means a Mortgage Loan that is owned or was financed under a Warehouse Facility by the Corporation and is not a Sold Mortgage Loan.

1.2 Cross References. The following terms are defined in the following Sections of this Agreement:

Term	Section

Accounting Firm	2.3(d)

Additional Section 338 Form	6.15(c)

Adjusted Book Value	2.3(c)

Adjusted Closing Certificate	2.3(c)

Affiliate Contract	6.5

Allocation	6.15(d)

Benefit Plan	3.19(a)

Buyer Fundamental Representations	8.2

Buyer Indemnified Party	8.1(a)

Claims	2.5(a)

Closing Date	2.4

Common Stock	3.3(a)

Continuing Employee	6.9

Controlled Group	3.21(c)

Corporation Agents	6.15

Cumulative Earnout Amount	2.6(c)

D&O Indemnification Obligations	6.10

Dispute Notice	2.3(c)

Earnout	2.6(b)

Eligible Loan Origination Company	2.6(a)

Employees	3.21(a)

Employment Agreement	6.13(a)

ERISA	3.21(a)

Estimated Closing Certificate	2.3(a)

Estimated Book Value	2.3(a)

Existing Financing Facilities	3.11(a)(x)

Financial Statements	3.6(a)

Fiscal Quarter	2.6(b)

Term	Section

Fiscal Year	2.6(c)

Indemnified Party	8.1(c)

Indemnifying Party	8.1(c)

Indemnity Cap	8.3(a)

Insurance Policies	3.17(a)

Interim Financial Statements	3.6(a)

Jurisdictions	3.18(a)

Latest Balance Sheet	3.6(a)

Leased Real Property	3.10(b)

Leases	3.10(b)

Loan Origination Representations	8.2

Management Employee	6.13(a)

Material Contracts	3.11(a)

Material Permit	3.15(b)

Mortgage Loan Repurchase Obligations	3.11(j)

Multiemployer Plan	3.21(e)

Non-Compete Period	6.11(a)

Notice of Loss	8.1(c)

On-boarding Certificate	2.6(a)

On-boarding Payment	2.6(a)

Other Parties	3.11(b)

Pre-Closing Period	8.4(a)(i)

Released Party	6.10

Restricted Area	6.11(a)

Restricted Business	6.11(b)

Review Period	2.3(c)

Section 338(h)(10) Elections	6.15(a)

Seller Fundamental Representations	8.2

Seller Indemnified Party	8.1(b)

Term	Section

Shares	3.3(a)

SMRH	10.14

Straddle Period	8.4(c)

Tax Claim	8.5(a)

Third Party Claim	8.1(d)

Threshold Amount	8.3(a)

Transfer Taxes	9.6

Waiving Parties	10.14

1.3 Construction. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. In the event of a conflict between language or amounts contained in the body of this Agreement and language or amounts contained in the Exhibits or Annexes attached hereto, the language or amounts in the body of the Agreement shall control. The use of the masculine, feminine or neuter gender or the singular or plural form of words herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. Reference to any Person includes such Person’s predecessors, successors and assigns to the extent, in the case of successors and assigns, such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. Reference to any Law means such Law as amended, modified, codified, replaced or re-enacted, in whole or in part, including rules, regulations, enforcement procedures and any interpretations promulgated thereunder. Underscored references to Articles, Sections or Disclosure Schedules shall refer to those portions of this Agreement. The use of the terms “hereunder,” “hereof,” “hereto” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section or clause of or Exhibit, Annex or Schedule to this Agreement.

ARTICLE 2

PURCHASE AND SALE; CONDITIONS TO CLOSING; HOLDBACK; CONTINGENT PAYMENTS

2.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), Seller shall sell, transfer, convey, assign and deliver to Stonegate, and Stonegate shall purchase, acquire and accept from Seller, all of the issued and outstanding Shares free and clear of all Liens.

2.2 Purchase Price. The purchase price to be paid by Stonegate to Seller for the Shares shall be the sum of (i) the Closing Date Payment, subject to the adjustments determined prior to the Closing pursuant to Section 2.3 below, which shall be paid by Stonegate to Seller at the Closing, (ii) subject to the terms of this Agreement, the On-boarding Payment, and (iii) subject to the terms of this Agreement, the Earnout.

2.3 Pre-Closing Calculation of Estimated Book Value; Dispute Resolution.

(a) At least three (3) Business Days prior to the Closing, Stonegate shall cause to be prepared and delivered to Seller a certificate (the “Estimated Closing Certificate”) executed by a senior officer of Stonegate, dated as of the date of delivery, stating that there has been conducted under the supervision of such senior officer a review of all relevant information and data then available, setting forth Stonegate’s reasonable good faith estimate of the Book Value of the Corporation as of the anticipated Calculation Time (the “Estimated Book Value”). The Estimated Closing Certificate shall be accompanied by reasonably detailed documentation showing Stonegate’s calculation of the Estimated Book Value.

(b) Seller shall have two (2) Business Days to review the Estimated Closing Certificate. If Seller objects to the Estimated Closing Certificate, Buyer and Seller shall seek to resolve such objection in a mutually agreeable manner and to agree upon an Estimated Book Value for purposes of the Closing. If Seller does not object to the Estimated Closing Certificate, or if the parties are unable to agree prior to Closing on an adjusted Estimated Book Value, the Book Value of the Corporation shall be deemed to equal the Estimated Book Value for purposes of the Closing, subject to post-Closing adjustment pursuant to Section 2.3(c).

(c) No later than seven Business Days following the end of the month in which the Closing occurs, Buyer shall deliver to Seller a certificate (the “Adjusted Closing Certificate”) executed by a senior officer of Stonegate, dated as of the date of delivery, stating that there has been conducted under the supervision of such senior officer a review of all relevant information and data then available, and after taking into account all transactions that were effective prior to the Closing but which settled after Closing, setting forth Stonegate’s final determination of the Book Value of the Corporation (the “Adjusted Book Value”). Buyer shall deliver to Seller all reasonably requested relevant backup materials, in detail reasonably requested by Seller supporting its determination of Adjusted Book Value. If Adjusted Book Value exceeds Estimated Book Value, appropriate adjustments shall be made to the Purchase Price and the Closing Date Payment to reflect such higher amount, and Buyer shall pay to Seller the difference between the amount the Closing Date Payment would have been had it been calculated using Adjust Book Value minus the actual Closing Date Payment paid to Seller at the Closing by wire transfer of immediately available funds to an account or accounts designated by Seller within two (2) Business Days of the date of the Adjusted Closing Certificate. If Adjusted Book Value is less than Estimated Book Value, Seller shall pay the difference between the actual Closing Date Payment paid to Seller at the Closing minus the amount the Closing Date Payment would have been had it been calculated by using Adjusted Book Value by wire transfer of immediately available funds to an account or accounts designated by Buyer within two (2) Business Days of the date of the Adjusted Closing Certificate.

(d) If Seller disagrees in any respect with the Adjusted Book Value set forth in the Adjusted Closing Certificate, Buyer and Seller shall attempt to resolve the disagreement in good faith. If the Seller and Buyer cannot resolve such disagreement, at any time during the thirty (30) day period following the date of the Adjusted Closing Certificate (the “Review Period”), Seller may deliver a notice (the “Dispute Notice”) to Buyer setting forth, in reasonable detail, the basis for Seller’s disagreement with Buyer’s determination of Adjusted Book Value and Seller’s position as to actual Book Value. During the Review Period, Buyer shall provide Seller and his representatives with reasonable access to all books and records and personnel of the Corporation to assist Seller in preparing a Dispute Notice. If no Dispute Notice is received by Buyer on or prior to the last day of the Review Period, the Adjusted Closing Certificate shall be deemed accepted by Seller and the Adjusted Book Value set forth therein shall be the final Book Value of the Corporation for all purposes of this Agreement.

(e) If Seller delivers a Dispute Notice to Buyer prior to the expiration of the Review Period and Seller and Buyer are not able to agree on Book Value within ten (10) days after the end of the Review Period, the determination of the final Book Value shall be referred to McGladrey LLP for resolution, provided that in the event McGladrey LLP is unable or unwilling to assist in resolving the dispute or is providing (or within the past two years has provided), the parties shall agree upon an accounting firm of national reputation that does not provide audit or tax services for either party to serve in such capacity instead (the accounting firm that the parties use to resolve the dispute is referred to herein as the “Accounting Firm”). In connection with the resolution of any such dispute by the Accounting Firm: (i) Seller and Buyer shall have a reasonable opportunity to meet with the Accounting Firm to provide their views as to the correct determination of Book Value; (ii) the Accounting Firm shall determine Book Value within sixty (60) days of such referral, and upon reaching such determination shall deliver a copy of its calculations to Seller and Buyer; and (iii) the Accounting Firm’s determination of Book Value shall, absent fraud or manifest error, be binding upon the parties. The Accounting Firm’s determination of Book Value may be no greater than the amount calculated by Seller, and no less than the amount calculated by Buyer, and the Accounting Firm shall reflect in detail the differences, if any, between such amount and the Adjusted Book Value set forth in the Adjusted Closing Certificate. If such a review is conducted, all fees and expenses associated with such review shall be borne by Buyer, on the one hand, and Seller, on the other hand, in such amount(s) as shall be determined by the Accounting Firm based on the proportion that the aggregate amount of disputed items submitted to the Accounting Firm that is unsuccessfully disputed by Buyer, on the one hand, or Seller, on the other hand, as determined by the Accounting Firm, bears to the total amount of such disputed items so referred to the Accounting Firm for resolution.

(f) If the Book Value as agreed upon between the parties or as finally determined by the Accounting Firm exceeds the Adjusted Book Value set forth in the Adjusted Closing Certificate, Buyer shall pay the difference in the Purchase Price caused by the higher Book Value by wire transfer of immediately available funds to an account or accounts designated by Seller within two (2) Business Days of the Accounting Firm’s final determination.

2.4 Closing. Subject to the provisions of Article 7 hereof, the closing of the Contemplated Transactions (the “Closing”) shall take place at the offices of Barnes & Thornburg LLP, 11 South Meridian Street, Indianapolis, Indiana 46204, counsel to Stonegate, on the third (3rd) Business Day after the conditions set forth in Article 7 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions at the Closing), or at such other place and time as shall be agreed upon by Buyer and Seller. The date on which the Closing actually occurs is herein referred to as the “Closing Date.” The Closing shall be deemed effective as of 11:59 p.m. Pacific Time on the Closing Date, except as may otherwise be provided herein.

(a) At the Closing, Stonegate shall deliver to Seller the following:

(i) the officers’ certificate contemplated by Section 7.1(d) hereof;

(ii) the Secretary’s Certificate contemplated by Section 7.1(e) hereof;

(iii) cash in the amount of the Closing Date Payment wired to an account designated by Seller;

(iv) the Employment Agreement, executed by Stonegate; and

(v) such other documents as Seller or his legal counsel may reasonably request.

(b) At the Closing, the Corporation and Seller, as appropriate, shall deliver to Stonegate the following:

(i) the certificate contemplated by Section 7.2(d) hereof;

(ii) the Secretary’s Certificate contemplated by Section 7.2(g) hereof;

(iii) the stock certificates representing the Shares with accompanying stock powers assigning the stock certificates to Stonegate;

(iv) copies of or other evidence reasonably acceptable to Buyer of all Required Consents, unless waived by Buyer;

(v) copies of or other evidence reasonably acceptable to Buyer of all Third-Party Consents, unless waived by Buyer;

(vi) executed resignations, effective as of the Closing Date, of each director of the Corporation requested by Stonegate at least three Business Days prior to the Closing;

(vii) the Employment Agreement, executed by Seller; and

(viii) such other documents as Stonegate or its legal counsel may reasonably request.

2.5 Holdback Amount.

(a) The Holdback Amount will be used to cover indemnification obligations of Seller under this Agreement (“Claims”).

(b) The Holdback will be released over a three-year period on each anniversary date of the Closing, after deducting therefrom any Claims for which Stonegate has provided notice in accordance with the applicable notice provision of Article VIII prior to each respective anniversary date, as follows: On the first anniversary date, one-third of the Holdback not subject to any such Claims will be released, on the second anniversary date, one-half of the remaining Holdback not subject to any such Claims will be released, and on the third anniversary date, the remaining Holdback not subject to any such Claims will be released, and following the third anniversary date, any remaining Holdback will be released to the respective parties upon final determination of such Claims pending on such date.

2.6 Contingent Payments. In addition to the Closing Date Payment, each of the following amounts shall be payable to Seller by wire transfer of immediately available funds if (and only if) the applicable conditions relating to such payments are satisfied, and subject to any Claims for indemnification by Buyer that exceed the Holdback Amount:

(a) Buyer shall pay to Seller an “On-boarding Payment” upon the expiration of the six-month period following the Closing, provided that, during such six-month period, Seller, acting on behalf of Stonegate, signs letters of intent with at least two Eligible Loan Origination Companies providing for such companies’ licensed mortgage loan originators to become employees of Stonegate. For this purpose, an Eligible Loan Origination Company means a licensed originator of Mortgage Loans that (i) originates Mortgage Loans primarily in a geographic area in which the Corporation does not originate Mortgage Loans, (ii) employs or causes to be employed by Stonegate at least five licensed mortgage loan originators, and (iii) during the 12-month period prior to signing the letter of intent, originated Mortgage Loans in an aggregate principal amount of at least $50,000,000. Upon the delivery by Seller to Corporation prior to the six-month anniversary of the Closing Date of a certificate (the “On-boarding Certificate”) stating that the conditions set forth in this Section 2.6(a) have been satisfied, Buyer shall pay to Seller an On-boarding Payment upon the expiration such six-month period in an amount equal to 15 basis points times the total Mortgage Loan production of the Business during such six-month period, not to exceed $500,000.

(b) During the two-year period following the Closing, Buyer shall pay an “Earnout” to Seller as set forth in this Section 2.6(b) on each quarterly anniversary of the Closing Date (each three-month period then ended, a “Fiscal Quarter”). For this purpose, the payment of the Earnout to Seller with regard to any Fiscal Quarter will be contingent upon the Business achieving the retail origination goals set forth in Chart 1 at Exhibit B hereto during such Fiscal Quarter. If the Business does not originate Mortgage Loans during a Fiscal Quarter in an amount that exceeds the Level 1 amount in Exhibit B, Seller will not be entitled to any Earnout for that Fiscal Quarter. If the Business originates Mortgage Loans during a Fiscal Quarter in an amount that exceeds the Level 1 amount but that is less than the Level 2 amount in Exhibit B, the Earnout for that Fiscal Quarter will be 20 basis points times the total Mortgage Loan production of the Business during such Fiscal Quarter, subject to Section 2.6(c) hereof. If the Business originates Mortgage Loans during a Fiscal Quarter in an amount that exceeds the Level 2 amount, the Earnout for that Fiscal Quarter will be 20 basis points times the Level 2 amount, plus 30 basis points times the origination volume during the Fiscal Quarter that exceeds the Level 2 amount (i.e., the 30 basis points will be calculated on a marginal basis), subject to Section 2.6(c) hereof. The Earnout is uncapped in amount. For purposes of this Section 2.6(b), the Business will be deemed to have originated a Mortgage Loan on the date that the Corporation (and only the Corporation) closes and funds such Mortgage Loan.

(c) Upon the expiration of the fourth and eighth Fiscal Quarters, Buyer will “true-up” the Earnout payable to Seller with regard to the Mortgage Loan production of the Business during the preceding 12-month period (each such period, a “Fiscal Year”). In calculating the true-up, Buyer will apply the annual origination goals in Chart 2 at Exhibit B and adjust the Earnout otherwise payable for the fourth and eighth Fiscal Quarters, respectively, so that the total of all Earnout payments to Seller for the Fiscal Year then ended equals the Earnout calculated under Chart 2. For the avoidance of doubt, the true-up could cause the Earnout otherwise payable to Seller during the fourth and eighth Fiscal Quarters, calculated under Chart 1, to increase or decrease depending upon the Earnout calculated under Chart 2.

(d) Buyer shall deliver to Seller together with its payment to Seller of the Earnout for a Fiscal Quarter a certificate describing in reasonable detail Buyer’s calculation of the Earnout for such Fiscal Quarter.

2.7 Withholding. As of the Closing Date, assuming the Corporation provides a valid certificate in the form of Exhibit A, Buyer is not aware of any Taxes required to be withheld from any amounts payable by Buyer to Seller under this Agreement pursuant to any applicable Tax Law. If Buyer becomes aware that any Taxes are required to be withheld from any amounts payable by Buyer to Seller under this Agreement pursuant to any applicable Tax Law, Buyer shall promptly (but in no event later than three (3) Business Days prior to the time of such withholding) notify Seller, and Buyer and Seller shall discuss the requirement for such withholding in good faith. Buyer shall be entitled to deduct and withhold from amounts otherwise payable to Seller under this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Tax Law. If Buyer so withholds (or causes to be withheld) any such amounts it shall pay over such withheld amounts to the applicable Governmental Entity, and such amounts shall be treated for all purposes of this Agreement as having been paid to Seller. For the avoidance of doubt, Buyer shall have the right to withhold amounts required by Section 1445 of the Code unless the Corporation has provided a valid certificate in the form of Exhibit A.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER AND THE CORPORATION

Except as set forth on the Disclosure Schedules, which exceptions shall be deemed to be part of the representations and warranties made hereunder, Seller and the Corporation jointly and severally represent and warrant to Buyer as follows; it being understood and agreed that the Disclosure Schedules shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article 3 and that each item on the Disclosure Schedules shall be deemed to qualify the corresponding numbered and lettered sections and subsections contained in this Article 3 and any other numbered and lettered sections and subsections contained in this Article 3 to which the application of such disclosure is reasonably apparent.

3.1 Authorization. The Corporation has the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder. All necessary action, corporate or otherwise, has been taken by the Corporation to authorize the execution, delivery and performance of this Agreement and each of the other Transaction Documents to which it is or will be a party and the Contemplated Transactions. This Agreement and each Transaction Document to which the Corporation is or will be a party constitutes the valid and legally binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms and conditions, except to the extent enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency or moratorium laws, or other laws affecting the enforcement of creditors’ rights or by the principles governing the availability of equitable remedies.

3.2 Organization.

(a) The Corporation is a corporation duly organized, validly existing, and in good standing under the laws of the State of California with the requisite corporate power and authority to own, lease and operate the Corporation’s properties, rights and assets and to carry out the Business as now conducted. The Corporation is qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the character of the properties owned, leased or operated by the Corporation or the nature and/or conduct of the Corporation’s business makes such qualification necessary, except for such jurisdictions where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Correct and complete copies of the charter and bylaws of the Corporation (as amended to date) have been provided to Buyer prior to the date hereof.

3.3 Capitalization.

(a) The authorized capital stock of the Corporation consists of 1,000 common shares, par value $0.00 per share (the “Common Stock. The issued and outstanding shares of capital stock of the Corporation consist of 1,000 shares of Common Stock. Such issued and outstanding shares of Common Stock (collectively, the “Shares”) are the only shares of capital stock of the Corporation that are outstanding, and no options to purchase any shares of the capital stock of the Corporation are outstanding. No shares of capital stock are held in treasury.

(b) All of the Shares are duly authorized, validly issued, fully paid and nonassessable, are held of record and owned beneficially by Seller and have not been issued in violation of any preemptive rights, rights of first refusal, rights of first offer or similar rights of any Person. The offer, sale and issuance of the outstanding Equity Interests of the Corporation have been made in compliance with all applicable federal securities laws and state securities or “blue sky” laws.

(c) Other than the Shares, there are no outstanding voting or non-voting securities of the Corporation, stock appreciation, phantom stock, performance units or similar rights with respect to the Corporation, securities of the Corporation convertible into or changeable for voting or non-voting securities, or options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, preemptive rights or other Contracts that could require the Corporation to issue, sell, or otherwise cause to become outstanding any Equity Interest in the Corporation, and no authorization therefor has been given. There are no outstanding obligations of the Corporation to repurchase, redeem or otherwise acquire any of the Corporation’s capital stock. There are no stockholders’ agreements or voting trusts, proxies or other agreements or understandings to which the

Corporation is a party or by which it is bound with respect to the voting, transfer or other disposition of Equity Interests of the Corporation or otherwise related to any Equity Interest of the Corporation or relating to the rights of any Person, whether or not an equity holder, to any proceeds, income, revenue or other economic entitlement in respect of the Corporation. No bonds, debentures or other Indebtedness of the Corporation have the right to vote (or are convertible or exchangeable into securities having the right to vote) on any matters on which the equity holders of the Corporation may vote.

(d) Except for trade payables and other current liabilities incurred in the ordinary course of business that are not more than one month past due, Section 3.3(d) of the Disclosure Schedules contains a complete and accurate list of all outstanding Indebtedness, including Warehouse Facilities, of the Corporation as of the date hereof, including all amounts outstanding or, in the case of each Warehouse Facility, the commitment amount, with respect thereto.

3.4 Subsidiaries. The Corporation currently owns no Subsidiaries and, since the date of its incorporation, has never owned any Subsidiary.

3.5 Governmental Approvals; Noncontravention.

(a) Except as set forth in Section 3.5(a) of the Disclosure Schedules, no consents, waivers, approvals, licenses, permits, Orders, Proceedings or non-actions of, or filings, notifications, declarations or registrations with, any Agency, State Agency or other Governmental Entity are necessary for the execution, delivery or performance by the Corporation of this Agreement or any other Transaction Document to which the Corporation is or will be a party or the Contemplated Transactions.

(b) The execution, delivery and performance by the Corporation of this Agreement and the other Transaction Documents to which the Corporation is a party, and the consummation by the Corporation of the Contemplated Transactions, does not and will not (i) violate or conflict with any Laws or Orders to which the Corporation may be subject, (ii) constitute a violation or breach of, be in conflict with, constitute or create (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, modification, cancellation or acceleration) of any obligation under any Material Contract, (iii) result in the creation or imposition of any Lien upon the Corporation, any of the Corporation’s assets, rights or properties or any Shares or (iv) violate any provision of the charter and bylaws of the Corporation, except, in the case of clause (ii) for such violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Corporation.

3.6 Financial Statements; No Undisclosed Liabilities.

(a) The Corporation has previously furnished or made available to Buyer the following financial statements (the “Financial Statements”) of the Corporation: (i) the audited consolidated balance sheets of the Corporation as of (x) December 31, 2012 (the “Latest Balance Sheet”) and (y) December 31, 2011, and December 31, 2010; (ii) the audited consolidated statements of income, stockholders’ equity and cash flows of the Corporation (including any related notes) for each of the years ended December 31, 2012, December 31, 2011, and December 31, 2010; and (iii) the unaudited consolidated financial statements of the Corporation as of the last day of each elapsed month during

2013 that ended prior to November, 2013 and for each one-month and year-to-date periods then ended (the “Interim Financial Statements”), together with, in the case of each financial statement referred to in clause (i) and (ii), the reports thereon of Stayner, Bates & Jenson, PC. The balance sheets included in the Financial Statements fairly present, in all material respects, the financial condition of the Corporation as of the date thereof, and the other related statements included in the Financial Statements fairly present, in all material respects, the results of operations and changes in financial condition of the Corporation for the periods presented therein in accordance with GAAP, applied by the Corporation on a consistent basis during the periods involved, except as otherwise indicated in the notes thereto and except that the Interim Financial Statements contain estimates of certain accruals, lack footnotes and other presentation items, and are subject to normal year-end adjustments required by GAAP. The Financial Statements are consistent with the books and records of the Corporation in all material respects.

(b) Except as set forth on the Financial Statements, the Corporation does not have any Indebtedness, obligations or Liabilities of any kind (whether accrued, absolute, contingent or otherwise) which is of a nature required by GAAP to be reflected in a balance sheet and, in the case of audited balance sheets, the notes thereto, and which is not accrued or reserved against in the Latest Balance Sheet, or other than liabilities or obligations (i) otherwise specifically disclosed in this Agreement or in the Disclosure Schedules hereto or (ii) that are not, individually or in the aggregate, material to the Corporation.

3.7 [Intentionally Omitted].

3.8 Absence of Changes.

(a) Since December 31, 2012, the Corporation have conducted its business only in the ordinary course consistent with past practice, and there has not been any change, condition, circumstance, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Since December 31, 2012, except as set forth in Section 3.8(b) of the Disclosure Schedules, the Corporation has not made any payments or distributions in the form of (i) payments to any third parties other than in the ordinary course of business consistent with past practices, (ii) dividends or distributions, or (iii) payments to Related Persons.

3.9 Sufficiency of Assets. The assets, rights and properties of the Corporation constitute all of the assets, rights and properties used or held for use in, or necessary to conduct, the business of the Corporation in the same manner as such business has been conducted in all material respects prior to the date hereof.

3.10 Real Property.

(a) The Corporation does not own any real property.

(b) Section 3.10(b) of the Disclosure Schedules describes in reasonable detail all real property leased or subleased to or by the Corporation (collectively, the “Leased Real Property”). The Corporation has delivered to Buyer correct and complete copies of the leases and subleases and all amendments, modifications, assignments, extensions and agreements relating to the Leased Real Property (collectively, the “Leases”). With respect to each Lease listed in Section 3.10(b) of the Disclosure Schedules:

(i) Each Lease is in full force and effect and is binding and enforceable against each of the parties thereto in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors and general principles of equity.

(ii) Except as set forth in Section 3.10(b)(ii) of the Disclosure Schedules, the Corporation has not assigned, sublet, transferred or conveyed any interest in the leasehold, and each Lease constitutes the entire agreement to which the Corporation is a party with respect to the Leased Real Property leased thereunder.

(iii) The Corporation has good and valid title to the leasehold estate in the Leased Real Property for the full terms of the Leases, free and clear of any Liens, other than Permitted Liens.

(iv) Each Lease shall continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the Contemplated Transactions.

(v) The Corporation is not in default under any Lease, and to the Knowledge of the Corporation, (A) no other party to any Lease is in default thereunder, (B) no party to any Lease has repudiated any provision thereof and (C) no event has occurred which, with notice or lapse of time, would constitute a breach or a default or permit termination, modification, or acceleration under any Lease.

(vi) The Leased Real Property constitutes all real property used or occupied by the Corporation in connection with the operation of the Business.

(vii) There are no material repair, replacement or restoration obligations owed by the Corporation or, to the Knowledge of the Corporation, the other parties under the Leases.

(viii) Except as set forth in Section 3.10(b)(viii) of the Disclosure Schedules, no Lease requires the consent of any party thereto with regard to the consummation of the Transaction.

3.11 Material Contracts.

(a) Section 3.11(a) of the Disclosure Schedules sets forth a correct and complete list, organized by the categories set forth below, of each of the following Contracts (or a description of the material terms thereof, in the case of oral Contracts) to which the Corporation is a party or by which it or any of its properties, rights or assets are bound and which, except as otherwise provided below, are in effect on the date hereof:

(i) any Contract that is or is reasonably likely to require expenditures (including capital expenditures) or payments to or from the Corporation in excess of $50,000, individually or in the aggregate, in any calendar year, other than those that can be terminated without premium or penalty by the Corporation upon not more than sixty (60) days’ notice;

(ii) all Contracts involving any material resolution or settlement of any actual or threatened, litigation, arbitration, claim or other dispute;

(iii) all Contracts which contain restrictions with respect to the payment of dividends or any other distribution in respect of the Equity Interests of the Corporation;

(iv) all Contracts pursuant to which the Corporation has an obligation to make an investment in or loan to any Person, in each case, other than in the ordinary course of the origination or loan servicing businesses of the Corporation consistent with past practice;

(v) any Contract under which the Corporation is obligated to sell or lease as lessor real or personal property having a value in excess of $50,000 in any single given annual period;

(vi) any Contract that contains a covenant not to compete applicable to the Corporation or any of its Affiliates by virtue of such affiliation or that binds the Corporation to any exclusive business arrangements or licenses;

(vii) any Contract granting a customer of the Corporation “most favored nation” or similar terms (whether in respect of pricing or otherwise);

(viii) any management, distributor, consultant, representative, financial advisory, broker or similar type of Contract and any Contract with any investment or commercial bank, that is not terminable by the Corporation at will and without liability;

(ix) any joint venture, partnership, strategic alliance or teaming Contract or other similar co-ownership or joint management agreements involving a sharing of profits, losses, costs or liabilities by the Corporation with any Person (other than the Corporation);

(x) any Contract under which the Corporation has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) (x) indebtedness for borrowed money, including, without limitation Warehouse Facilities and/or any financing arrangements with respect to the Servicing Rights and Servicing Advances of the Corporation (“Existing Financing Facilities”), or (y) other Indebtedness which, individually or in the aggregate, exceeds $50,000, (B) granted a Lien, other than Permitted Liens, on its assets, whether tangible or intangible, to secure Indebtedness or (C) extended credit to any Person;

(xi) any Affiliate Contract and any Contract between Seller or its Related Persons, on the one hand, and any employee, on the other hand;

(xii) any collective bargaining, labor or similar Contract and any Contract between the Corporation and any third party provider of employee management services, including employee benefits, payroll and workers’ compensation, recruiting, risk/safety management, and training and development.

(xiii) any Contract related to Intellectual Property used in the operation of the Corporation’s business, other than unmodified, commercially available, off-the-shelf, shrink-wrap, click-wrap or non-exclusive software licenses with an aggregate value of less than $100,000;

(xiv) any Contract with any Agency or Governmental Entity (whether as prime contractor, subcontractor or otherwise), including any performance bonds or similar arrangements related thereto;

(xv) any stock purchase, asset purchase, merger, consolidation or other acquisition or divestiture agreement relating to the acquisition, lease, license, disposition or consolidation by the Corporation of assets (other than in the ordinary course of business consistent with past practice), properties, rights or any capital stock or other Equity Interests of any Person (x) providing for any indemnification, guaranty or surety obligation of the Corporation or (y) with a fair market value in excess of $50,000;

(xvi) any Contract relating to the establishment, management or control of any joint venture or strategic alliance;

(xvii) any Servicing Agreement;

(xviii) any Subservicing Agreement;

(xix) any Warehouse Facility not disclosed under subsection (x) above to which the Corporation was a party at any time since January 1, 2010;

(xx) any Interest Rate Protection Agreement or Other Hedging Agreement to which the Corporation is currently a party, together with a description of the dollar amount, counterparty, collateral, and maturity of any such agreement;

(xxi) any Contract with an Investor to which the Corporation is currently a party or, since January 1, 2010 was a party, providing for the sale by the Corporation to such Investor of one or more Mortgage Loans originated by the Corporation;

(xxii) any Contract the termination of which would reasonably be expected to have a Material Adverse Effect; and

(xxiii) any outstanding written commitment to enter into any Contract of the type described in subsection (i) through (xxii) of this Section 3.11(a).

All Contracts set forth in Section 3.11(a) of the Disclosure Schedules and any Contract required to be set forth therein, but omitted therefrom are referred to herein as “Material Contracts.” The Corporation has made available to Buyer a correct and complete copy of each Material Contract (including any and all amendments and other modifications to such Contract).

(b) Each Material Contract is in full force and effect and is the legal, valid and binding obligation of the Corporation, and is enforceable against the Corporation in accordance with its terms (subject to bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors and general principles of equity) and, to the Knowledge of the Corporation, is the legal, valid and binding obligation of the other parties thereto (the “Other Parties”), and neither the Corporation nor, to the Knowledge of the Corporation, any of the Other Parties to any Material Contract is in breach, violation or default, and no event has occurred which with notice or lapse of time or both would constitute a breach, violation or default by any such party, or permit termination, modification or acceleration by the Other Parties, under such Material Contract.

(c) The Corporation has not waived any material right it may have under any Material Contract. No party has provided any written or oral notice of any intention to terminate, materially modify or accelerate any Material Contract.

(d) Except as set forth in Section 3.11(d) of the Disclosure Schedules, no consent of any other party to any Material Contract is required in connection with the performance of this Agreement.

3.12 Origination Matters.

(a) The Corporation has been since January 1, 2008, and is currently, in compliance in all material respects with all Applicable Requirements applicable to it, its assets and its conduct of business. The Corporation has timely filed in all material respects, all reports that any Investor, Insurer, Agency or Governmental Entity, or other third party requires that it file with respect to its business. The Corporation has not done or caused to be done, or has not failed or omitted to do, any act, the effect of which would operate to invalidate or materially impair (1) any private mortgage insurance or commitment of any private mortgage insurer to insure, (2) any title insurance policy, (3) any hazard insurance policy, (4) any flood insurance policy, (5) any fidelity bond, direct surety bond, or errors and omissions insurance policy required by private mortgage insurers, or (6) any surety or guaranty agreement, in each case applicable to the Mortgage Loans.

(b) Except as set forth in Section 3.12(b) of the Disclosure Schedules, no Agency, Investor or Insurer has (x) asserted that the Corporation has violated or has not complied with the representations and warranties applicable with respect to any Sold Mortgage Loans originated or purchased and subsequently sold, in each case, since January 1, 2008, or Warehouse Loans, or with respect to any sale of mortgage servicing rights to an Investor or (y) imposed restrictions on the activities (including commitment authority) of the Corporation.

(c) Since January 1, 2008, no Agency, Investor or Insurer has indicated to the Corporation in writing that it has terminated, or intends to terminate, its relationship with the Corporation for performance, loan quality or concern with respect to the Corporation’s compliance with Laws or that the Corporation is in default with respect to any Applicable Requirements.

(d) Each Mortgage Loan was underwritten in accordance with all Applicable Requirements applicable to such Mortgage Loans, and all prior transfers, if any, of the Mortgage Loan have been, and the transactions herein contemplated are, in compliance with all Applicable Requirements. Each Mortgage note and the related Mortgage meet all Applicable Requirements.

(e) Each Mortgage Loan was originated and/or sold in all respects, in compliance with Applicable Requirements.

(f) For each Mortgage Loan, the related original Mortgage has been recorded or is in the process of being recorded in the appropriate jurisdictions wherein such recordation is required to perfect the lien thereof.

(g) There are no existing repurchase obligations of the Corporation with respect to the repurchase of Mortgage Loans, nor have there been any repurchases of Mortgage Loans since January 1, 2008 (collectively, “Mortgage Loan Repurchase Obligations”). The Corporation has not in the past breached, violated or defaulted under, nor is it currently in breach, violation or default of any of its Mortgage Loan Repurchase Obligations.

(h) Except as set forth at Section 3.12(h) of the Disclosure Schedules, no Warehouse Facility set forth at Section 3.11(a)(x) or Section 3.11(a)(xix) of the Disclosure Schedules has been terminated by the lender thereunder.

(i) Except as set forth at Section 3.12(i) of the Disclosure Schedules, no Investor Contract set forth at Section 3.11(a)(xxi) of the Disclosure Schedules has been terminated by the Investor counter-party thereto.

3.13 Servicing Matters.

(a) All Mortgage Loans for which the Corporation acts as servicer or subservicer are serviced pursuant to a Subservicing Agreement set forth at Section 3.11(a)(xviii) of the Disclosure Schedules. The Corporation acts as loan servicer or subservicer under each of the Servicing Agreements set forth on Section 3.11(a)(xvii) of the Disclosure Schedules and the Corporation does not act as a loan servicer or loan subservicer except pursuant to a Servicing Agreement set forth on Section 3.11(a)(xvii) of the Disclosure Schedules. Section 3.11(a)(xvii) of the Disclosure Schedules sets forth, for each Servicing Agreement in effect on the date hereof, the name of the applicable securitization transaction or third party for whom the Serviced Loans are serviced. The Corporation has made available to Buyer true and complete copies of all written Servicing Agreements to which the Corporation is a party as of the date hereof or to which the Corporation was a party at any time since January 1, 2008. The Corporation has not engaged subservicers (other than customary third-party contractors such as property preservation contractors and realtors) in the servicing of any loans for which it acts as loan servicer other than third party collection agencies to collect deficiencies after foreclosure or repossession.

(b) The Corporation has serviced each Mortgage Loan for which it is the servicer or subservicer under any Servicing Agreement in compliance with Applicable Requirements, including, without limitation, all licensing requirements.

(c) The Corporation has not received any notice in writing indicating that an event has occurred or circumstance exists (or would occur or exist upon notice or the lapse of time or both) that could reasonably be expected to result in the Corporation not maintaining its Servicing Rights in respect of any Servicing Agreement in all material respects.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the aggregate fair market value of the Servicing Rights, the Corporation is the sole owner of the Servicing Rights, free and clear of any Liens, except for Liens and similar claims pursuant to the Existing Financing Facilities.

(e) Section 3.13(e) of the Disclosure Schedules includes all information from the Mortgage Loan Tape for each Mortgage Loan for which the Corporation acts as servicer or subservicer.

(f) Section 3.13(f) of the Disclosure Schedules sets forth each Mortgage Loan for which the Corporation acts as servicer or subservicer that is subject to any Proceeding, including, without limitation, any foreclosure or repossession Proceeding, as of the date hereof.

(g) Section 3.13(g) of the Disclosure Schedules sets forth any outstanding Servicing Advances for each Mortgage Loan for which the Corporation acts as servicer or subservicer.

3.14 Pipeline Loans; Mortgage Loans Held for Sale; Hedging Arrangements.

(a) Section 3.14(a) of the Disclosure Schedules sets forth a list and description of all Pipeline Loans of the Corporation as of the close of business on the Business Day preceding the date hereof, which description includes (i) the loan number of the Pipeline Loan, (ii) the anticipated principal balance of the Pipeline Loan, (iii) the interest rate (for Locked Pipeline Loans only), (iii) product type, (iv) the state in which the residential property securing such Pipeline Loan is located; (v) if known, the closing date; (vi) whether the Pipeline Loan has been approved by the Corporation and the applicable Investor; and (vii) whether it constitutes a Locked Pipeline Loan or Unlocked Pipeline Loan. Seller and the Corporation shall update Section 3.14(a) of the Disclosure Schedules prior to the Closing to disclose the information in items (i) through (vii) of this Section 3.14(a) with regard to the Pipeline Loans of the Corporation as of the close of business on the Business Day preceding the Closing Date.

(b) Section 3.14(b) of the Disclosure Schedules sets forth a list and description of all Mortgage Loans held for sale by the Corporation as of the close of business on the Business Day preceding the date hereof, which description includes (i) the loan number of the Mortgage Loan, (ii) the principal balance of the Mortgage Loan, (iii) the interest rate of the Mortgage Loan, (iv) product type, (v) the Investor for the Mortgage Loan, (vi) the remaining amortization, (vii) the origination date, (viii) the maturity date, (ix) the mortgage insurance if any, (x) the guarantor if any, (xi) the city and state in which the residential property securing such Mortgage Loan is located, and (xii) the anticipated date on which an Investor is expected to purchase such Mortgage Loan. Seller and the Corporation shall update Section 3.14(b) of the Disclosure Schedules prior to the Closing to disclose the information in items (i) through (xii) of this Section 3.14(b) with regard to the Mortgage Loans of the Corporation held for sale as of the close of business on the Business Day preceding the Closing Date.

(c) All interest rate locks on Locked Pipeline Loans have been conducted and managed in Seller’s ordinary course of business consistent with past practice and customary mortgage banking practices.

(d) All hedging arrangements on the Mortgage Loans held for sale have been conducted and managed in Seller’s ordinary course of business consistent with past practice and customary mortgage banking practices.

(e) None of the Pipeline Loans was previously rejected for purchase by any Investor or for insurance by any Insurer.

3.15 Compliance with Laws.

(a) Except as set forth in Section 3.15(a) of the Disclosure Schedules, since January 1, 2010, the Corporation has complied in all material respects with, and has not violated in any material respect, any Laws applicable to it or its business, properties, rights or assets, or internal or posted policies relating to privacy or personal information. Since January 1, 2010, neither the Corporation nor Seller or any of its Affiliates has received any written threat or charge from a Governmental Entity that alleges that the Corporation is not, and no event has occurred or circumstance exists that (with or without notice or lapse of time) constitutes or results, or will constitute or result, in a material default or material violation of, or failure on the part of the Corporation to be, in compliance in any material respect with, (x) its respective Governing Documents or (y) any Law applicable to the Corporation or the Business.

(b) The Corporation has all Permits that are required in order to permit the Corporation to conduct its business as currently conducted in all material respects. Section 3.15(b) of the Disclosure Schedules lists each Permit necessary for the conduct by the Corporation relating solely to the origination and/or servicing of Mortgage Loans (each a “Material Permit”), together with the name of the Agency, State Agency or other Governmental Entity issuing such Material Permit. All Material Permits are valid and in full force and effect. The Corporation is not, or since January 1, 2010, has not been, in default in any material respect under, and no condition exists that with notice or lapse of time or both would constitute a default in any respect under, any Material Permit. Since January 1, 2010, neither the Corporation nor Seller has received any written notice from any Agency, State Agency or Governmental Entity asserting any violation of, or failure to comply with any terms of, any Material Permit. The Corporation is in compliance in all material respects with all terms required for the continued effectiveness of each Material Permit of the Corporation. There is no pending or, to the Knowledge of the Corporation, threatened, revocation, limitation, amendment, suspension, termination or involuntary non-renewal of any Permit except that is not material, individually or in the aggregate, to the Corporation. There is no material violation or exception by any Agency or Governmental Entity with respect to any report or registration filed by the Corporation or by Seller.

(c) Since January 1, 2010, the Corporation, in all material respects, has complied with all Laws and all FHA, Ginnie Mae and Fannie Mae programs and guides applicable to the Corporation’s origination, purchase, securitization and servicing of Sold Mortgage Loans or Warehouse Loans.

(d) The Corporation is not a federal government contractor and is not required to have an affirmative action plan or comply with or adhere to any federal affirmative action requirements or regulations administered by the Office of Federal Contract Compliance or required by Law.

3.16 Litigation. Except as set forth in Section 3.16 of the Disclosure Schedules, (a) there are no Proceedings pending or outstanding or, to the Knowledge of the Corporation, threatened in law or in equity by or against the Corporation or any Person that the Corporation has agreed to defend or indemnify in respect thereof or by which any of their rights, assets or properties are bound which (x) challenges the validity or enforceability of this Agreement or any of the Transaction Documents or seeks to enjoin or prohibit the consummation of the

Contemplated Transactions or (y) are reasonably likely to involve an award of injunctive relief, or, if decided adversely against the Corporation, potential criminal liability or damages and (b) there are no pending or outstanding or, to the Knowledge of the Corporation, threatened Orders, stipulations or charges to which the Corporation is a party or by which they or their rights, assets or properties are bound, or with any Governmental Entity, that is material, individually or in the aggregate, to the Corporation.

3.17 Insurance.

(a) Section 3.17 of the Disclosure Schedules includes a correct and complete list of all policies of insurance (including policies providing property, casualty, liability, and workers’ compensation coverage, and bond and surety arrangements, including, without limitation, any fidelity bond and errors and omissions policies) to which the Corporation is a party, a named insured, or otherwise the beneficiary of coverage (the “Insurance Policies”). With respect to each such Insurance Policy: (a) the policy is in full force and effect by its terms, (b) neither the Corporation nor any other party to the Insurance Policy is in breach or default (including with respect to the payment of premiums or the giving of notices), (c) no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination, modification or acceleration, under the Insurance Policy and (d) the Corporation has not received any written or oral notice from the insurer disclaiming coverage, reserving rights or terminating coverage with respect to a particular claim or such policy in general. Such Insurance Policies are of the type customarily issued in the industry and comply in all respects with Applicable Requirements and all Laws applicable to the Corporation and the Business. During the preceding five (5) years, the Corporation has not settled any Proceeding or claim for an amount in excess of insured limits.

(b) In the one year preceding the date hereof, no insurance company has cancelled or non-renewed any policy of insurance for any reason.

(c) Since January 1, 2008 there have been no claims made against the Corporation’s directors and officers liability policy, its errors and omissions policy or any fiduciary policy and, to the Knowledge of the Corporation, there are no claims in writing threatened or outstanding nor are there any events, conditions, developments, circumstances, facts, or occurrences that are reasonably likely to give rise to any claims against any such policies of insurance.

3.18 Tax Matters.

(a) The Corporation has filed, (i) U.S. federal income Tax Returns with the Internal Revenue Service and (ii) Tax Returns with the appropriate Government Entities in the states and other jurisdictions where the Corporation was required to file (collectively, the “Jurisdictions”). All material Tax Returns required to be filed by or with respect to the Corporation have been timely filed, and all such Tax Returns are complete and correct in all material respects. The Corporation has paid in full all Taxes due and payable with respect to the Jurisdictions, whether or not shown on such Tax Returns.

(b) The unpaid Taxes of the Corporation with respect to the Jurisdictions (1) did not, as of the date of the Latest Balance Sheet, materially exceed any reserve for Tax liability set forth on the face of the Latest Balance Sheet (rather than in any notes thereto)

and (2) do not materially exceed that reserve as adjusted for the passage of time through the date hereof in accordance with the past custom and practice of the Corporation in filing the Corporation’s Tax Returns. For purposes of clause (2) of this paragraph, in determining the amount of unpaid Taxes of the Corporation as of the date hereof in the case of any Straddle Period (as defined in Section 7.4(c)), the provisions of Section 7.4(c) shall apply.

(c) There are no Liens for Taxes upon any of the assets or properties of the Corporation, other than Permitted Liens.

(d) No examination or audit of any Tax Return relating to any Taxes of the Corporation or with respect to any Taxes due from or with respect to the Corporation by any Governmental Entity is currently in progress or, to the Knowledge of the Corporation, threatened or contemplated in writing. The Corporation has not received written notice of any proposed assessment of Tax against the Corporation or any of its assets or properties and the Corporation knows of no grounds for any such assessment. There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Corporation for any taxable period.

(e) No power of attorney granted by or with respect to the Corporation relating to Taxes is currently in force. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign law) has been entered into by or with respect to the Corporation.

(f) The Corporation (A) is not and has never been a member of an affiliated group of corporations filing a consolidated federal income Tax Return, or (B) does not have liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) All material amounts, with respect to the Jurisdictions, required by Law to be withheld from employee salaries, wages and other compensation and paid over to the appropriate authorities have been withheld and paid over for all periods under all applicable laws and regulations.

(h) The Corporation has delivered or made available to Buyer for inspection (A) complete and correct copies of all income Tax Returns for the Corporation for all periods not closed by the applicable statute of limitations and (B) complete and correct copies of all private letter rulings, revenue agent reports, closing agreements, settlement agreements, deficiency notices and any similar documents submitted by, received by or agreed to by or on behalf of the Corporation and relating to material Taxes for such taxable periods.

(i) The Corporation has collected all material sales and use Taxes required to be collected, if any, with respect to the Jurisdictions, and have remitted, or will remit on a timely basis, such amounts to the appropriate authorities, and have maintained all records and supporting documents relating to such Taxes in the manner required by all applicable statutes and regulations.

(j) The Corporation is not a party to, or bound by, and does not have any obligation under, any Tax allocation or sharing agreement or similar contract or arrangement or any agreement a primary purpose of which is the sharing, allocation of, or indemnity for Tax that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

(k) The Corporation will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax law) executed on or prior to the Closing Date, (C) installment sale or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.

(l) The Corporation has not been either a “distributing corporation” or a “controlled corporation” in a distribution occurring within two (2) years before the Closing Date in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(m) The Corporation has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(n) The Corporation has not engaged in any “listed transaction” as defined in the Treasury Regulations promulgated under Section 6011 of the Code.

(o) The Corporation and Seller have made a valid election for the Corporation to be treated as an “S corporation” within the meaning of Section 1361(a)(1) of the Code (and any comparable provision of state and local Laws in each jurisdiction in which the Corporation is obligated to file income or franchise Tax Returns), which has been in effect since January 1, 1999, and the Corporation is an “S corporation” as of the Closing Date. No Governmental Entity has challenged the effectiveness of such election. The Corporation will not be liable for any Tax under Code Section 1374 in connection with the deemed sale of the Corporation’s assets caused by the Section 338(h)(10) Election.

3.19 Intellectual Property.

(a) Section 3.19(a) of the Disclosure Schedules accurately identifies and describes (i) all of the registered or applied for Intellectual Property owned by the Corporation, (ii) all material proprietary Software owned by the Corporation, and (iii) all material Intellectual Property and Software utilized in the Business but not owned by the Corporation, other than unmodified, commercially available, off-the-shelf, shrink-wrap, click-wrap, or non-exclusive software licenses with an aggregate value of less than $100,000. The Corporation exclusively owns the above items scheduled in (i) and (ii) above free and clear of all Liens or adverse interests of other persons (including current or former employees and contractors), and owns or has valid and enforceable rights to use the items scheduled in (iii) above and all other Intellectual Property used in or necessary for the operation of the Business as currently conducted, and will have the same rights after the Closing Date.

(b) All Intellectual Property registrations and applications owned by the Corporation are subsisting and unexpired and, to the Knowledge of the Corporation, valid and enforceable, and are not subject to any Proceeding challenging the use, legality, validity, or enforceability of the same.

(c) The conduct of the Business does not infringe, misappropriate, or violate any Intellectual Property rights of third parties, and the Corporation has never received any written communication alleging the same (including cease and desist letters or invitations to take a patent license). To the Knowledge of the Corporation, no third party is infringing, misappropriating, violating or otherwise in conflict with any Intellectual Property rights of the Corporation.

(d) The Corporation takes all commercially reasonable steps to protect and maintain (i) the confidentiality of the Corporation’s material confidential information; and (ii) the security, operation and integrity of their Software and Systems (and the data stored therein); and there have been no material outages, interruptions or breaches of the same.

(e) To the Knowledge of the Corporation, all Software and Systems developed by the Corporation are free from any material defect, bug, virus or error that has not already been resolved and are functional and conform in all material respects to their published documentation.

(f) The Corporation (i) has not disclosed or granted to any person the current or contingent right to access, possess or use any proprietary source code, or (ii) has not incorporated any “open source” or other Software having similar licensing or distribution models in any proprietary Software (or derived any proprietary Software from any open source) in a manner that (A) would subject any proprietary source code to the terms of an open source license, or (B) requires the licensing, provision or disclosure to any Person of any proprietary source code.

3.20 Employee and Labor Matters.

(a) Section 3.20(a) of the Disclosure Schedules sets forth a complete list of all employees of the Corporation as of the date hereof and, with respect to each employee, his or her title, current salary, tenure with the Corporation, and accrued paid time off. The Financial Statements properly accrue in all material respects in accordance with GAAP all accrued benefits, including paid time off, with respect to each employee.

(b) The Corporation is not party to any collective bargaining agreement or other labor union contract applicable to employees of the Corporation and, to the Knowledge of the Corporation, there are not any activities or proceedings of any labor union to organize any such employees. Except as set forth in Section 3.20(b) of the Disclosure Schedules, (i) the Corporation is in compliance in all material respects with all applicable laws relating to employment and employment practices, employment discrimination, wages (including, but not limited to, the payment of overtime compensation), hours and terms and conditions of employment (including, but not limited to, obligations under the Worker Adjustment Retraining and Notification Act of 1988 and the Fair Labor Standards Act), and (ii) all payments by the Corporation of compensation to any “loan originator,” as defined in Regulation Z of the Consumer Financial Protection Bureau, in connection with the origination of mortgage loans have been made in compliance with Regulation Z. Except as set forth on Section 3.20(b) of the Disclosure Schedules, there are no charges or complaints with respect to or relating to the

Corporation pending before the Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, or any other Governmental Entity responsible for the prevention of unlawful employment practices. There is no Action by or on behalf of any employee, or by any labor organization or other representative of the Corporation’s employees, pending or, to the Knowledge of the Corporation, threatened in writing. The Corporation is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices.

(c) The Governing Documents of the Corporation, together with applicable Law, provide the sole source of indemnification or exculpation in favor of the current or former directors, officers, employees and agents of the Corporation.

3.21 ERISA.

(a) Section 3.21(a) of the Disclosure Schedules contains a true and complete list of each Benefit Plan. “Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all stock purchase, stock option, severance, employment, change-in-control, retention, termination, fringe benefit, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, and each amendment thereto, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Contemplated Transactions or otherwise), whether formal or informal, oral or written, under which (i) any current or former director, officer, manager, Employee, or consultant of the Corporation (collectively, the “Employees”) has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Corporation or on behalf of the Employees or (ii) the Corporation has had or has any present or future Liability.

(b) With respect to each Benefit Plan, Seller has provided to Buyer a current, accurate and complete copy of the plan document or, with respect to unwritten Benefit Plans, description thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter or opinion letter; (iii) any summary plan description and other material written communications by the Corporation to the Employees concerning the extent of the benefits provided under a Benefit Plan; (iv) for the three most recent fiscal years, (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any; and (v) for the three most recent fiscal years, all correspondence, rulings, or opinions issued by the DOL or the IRS and all correspondence from the Corporation to the DOL or the IRS regarding the compliance, registration or tax-qualification of any Benefit Plan. Each of the Benefit Plans can be amended, modified or terminated within a period of thirty (30) days without payment of any additional compensation or benefits or the additional vesting or acceleration of any such benefits, except to the extent that such vesting is required under the Code upon the complete or partial termination of any Benefit Plan intended to be qualified within the meaning of Code Section 401(a).

(c) No Benefit Plan is subject to Title IV of ERISA or is otherwise a “defined benefit plan” as defined in ERISA Section 3(35) and neither the Corporation nor any member of the Corporation’s “Controlled Group” (defined as any organization that is treated as a single employer with the Corporation under Section 414(b), (c), (m) or (o) of the Code) has incurred any Liability pursuant to Title IV of ERISA that remains unsatisfied.

(d) With respect to each Benefit Plan, (i) each Benefit Plan has been established and administered substantially in accordance with its terms and is in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws, (ii) each Benefit Plan which is intended to be “qualified” within the meaning of Code Section 401(a) has received a favorable determination letter or is entitled to rely on an opinion letter as to its qualified status, and nothing has occurred which reasonably could be expected to adversely affect such qualified status, (iii) no event has occurred and no condition exists with respect to any Benefit Plan subject to the requirements of Code Section 401(a) that would subject the Corporation, either directly or by reason of the Corporation’s affiliation with any member of their Controlled Group, to any material Tax, fine, Lien, penalty or other Liability imposed by ERISA, the Code or other applicable Laws, and (iv) for each Benefit Plan with respect to which a Form 5500 has been filed, no material adverse change has occurred with respect to the matters covered by the most recent Form 5500 since the date thereof.

(e) No Benefit Plan is or has been a multiemployer plan within the meaning of ERISA Section 3(37) (a “Multiemployer Plan”). None of the Corporation or any member of the Corporation’s Controlled Group has completely or partially withdrawn from any Multiemployer Plan.

(f) Neither the Corporation nor any other “disqualified person” or “party in interest”, as defined in Code Section 4975 and ERISA Section 3(14), respectively, has engaged in any non-exempt “prohibited transaction”, as defined in Code Section 4975 or ERISA Section 406, with respect to any Benefit Plan nor have there been any fiduciary violations under ERISA which could subject the Corporation (or Employee thereof) to any material penalty or Tax under ERISA Section 502(i) or Code Sections 4971 and 4975.

(g) With respect to any Benefit Plan, there are (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to the Knowledge of the Corporation, threatened in writing, (ii) no facts or circumstances that exist that could give rise to any such actions, suits or claims and (iii) no administrative investigation, audit or other administrative proceeding by the United States Department of Labor, the IRS or any other Governmental Entity pending or in progress, or threatened in writing.

(h) Except as set forth in Section 3.21(h) of the Disclosure Schedules or except as contemplated by this Agreement, no Benefit Plan exists that, as a result of the execution of this Agreement (whether alone or in connection with any subsequent event(s)), would be reasonably likely to result in (A) the payment to any Employee of any money or other property, (B) the provision of any benefits or other rights to any Employee, or (C) the increase, acceleration or provision of any payments, benefits or other rights to any Employee. Except as contemplated by this Agreement, no Benefit Plan exists that, as a result of the execution of this Agreement (whether alone or in connection with any subsequent event(s)) would be reasonably likely to result in any payment or benefit constituting a “parachute payment” within the meaning of Section 280G of the Code.

(i) The Corporation does not have any Liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current Employees of the Corporation, except for coverage required under Section 4980B of the Code or otherwise required by Law.

(j) Except as set forth in Schedule 3.21(j) of the Disclosure Schedules, no Benefit Plan exists that is or has ever been a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance. To the Knowledge of the Corporation, each such nonqualified deferred compensation plan complies in form and in operation with Section 409A of the Code and associated Internal Revenue Service and Treasury Department guidance. No agreement or arrangement under which the Corporation has any liability provides for a “gross up” or similar payments in respect of any amount of “additional tax” that may become payable under Section 409A of the Code or any excise tax that may become payable under Section 4999 of the Code.

3.22 Environmental Matters. Except as would not, in the cases of clauses (a), (b) and (c) of this Section 3.22, have, individually or in the aggregate, a Material Adverse Effect: (a) the Corporation is in compliance with applicable Environmental Laws; (b) the Corporation has not received written notice from any Governmental Entity that it is a potentially responsible party for a federal or state environmental cleanup site or for corrective action under any applicable Environmental Law except for such notice for which no material obligation or liability remains outstanding; (c) as of the date hereof, there is no Proceeding pending or, to the Knowledge of the Corporation, threatened in writing against the Corporation under any Environmental Law; (d) since January 1, 2008, the Corporation has not agreed to assume or accept responsibility for any liability or obligation of any other Person under any Environmental Law, and (e) to the Knowledge of the Corporation, all real estate owned property of the Corporation is in compliance with applicable Environmental Laws.

3.23 Related Party Transactions. Except as set forth in Section 3.23 of the Disclosure Schedules, neither Seller nor any director or officer of the Corporation, or any Related Person of any such Person (a) is a director, officer or employee of, or consultant to, or owns, directly or indirectly, any interest in any Person which is a competitor, vendor, supplier or customer of the Corporation, (b) owns or has any interest in, directly or indirectly, in whole or in part, any property, asset or right, whether real, personal or mixed, tangible or intangible (including any of the Intellectual Property) which is utilized by or in connection with the Business, (c) is a customer of the Corporation or (d) directly or indirectly has an interest in or is a party to any Contract with the Corporation.

3.24 No Wholesale Originations. The Corporation has not purchased on a correspondent basis any Mortgage Loan originated by an unaffiliated third party.

3.25 Brokers. Except as set forth in Section 3.25 of the Disclosure Schedules, the Corporation has not engaged any investment banker, finder, broker, or sales agent or any other Person in connection with the origin or performance of this Agreement, or the Transaction Documents to which it is or will be a party, or the Contemplated Transactions.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on the Disclosure Schedules, which exceptions shall be deemed to be part of the representations and warranties made hereunder, Seller represents and warrants to Buyer as follows; it being understood and agreed that the Disclosure Schedules shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article 4 and that each item on the Disclosure Schedules shall be deemed to qualify the corresponding numbered and lettered sections and subsections contained in this Article 4 and any other numbered and lettered sections and subsections contained in this Articles 4 to which the application of such disclosure is reasonably apparent.

4.1 Authorization of Transaction. Seller has the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which Seller is or will be a party and to perform Seller’s obligations hereunder and thereunder. All necessary action, corporate or otherwise, has been taken by Seller to authorize the execution, delivery and performance of this Agreement and each of the other Transaction Documents to which Seller is or will be a party and the Contemplated Transactions. This Agreement and each Transaction Document to which Seller is or will be a party constitutes the valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms and conditions, except to the extent enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency or moratorium laws, or other laws affecting the enforcement of creditors’ rights or by the principles governing the availability of equitable remedies.

4.2 Governmental Approvals; Noncontravention. (a) Except as set forth in Section 3.5(a) of the Disclosure Schedules, there are no consents, waivers, approvals, licenses, permits, Orders, actions or non-actions of, or filings, notifications, declarations or registrations with, any Governmental Entity that are necessary for Seller to obtain for the execution, delivery or performance by Seller of this Agreement or any other Transaction Document to which a Seller is or will be a party, and (b) the execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which Seller is or will be a party, and the consummation by Seller of the Contemplated Transactions, do not and will not (i) violate or conflict with any Laws or Orders to which Seller or any Shares owned beneficially or of record by Seller may be subject, (ii) constitute a violation or breach of, be in conflict with, constitute or create (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, modification, cancellation or acceleration) of any obligation under any Contract or other agreement to which Seller is a party or to which Seller or any Shares owned beneficially or of record by Seller is subject or by which its properties, assets or rights are bound or (iii) result in the creation or imposition of any Lien upon the Corporation, any of the rights, properties or assets of the Corporation or any Shares owned beneficially or of record by Seller.

4.3 Shares. The Shares held of record and beneficially owned by Seller are free and clear of all Liens. Except for as set forth on Section 4.3 of the Disclosure Schedules, there are no limitations or restrictions on Seller’s right to transfer such Shares to Buyer pursuant to this Agreement. Seller has good and valid title to such Shares and the absolute right to deliver such Shares to Buyer in accordance with this Agreement, free and clear of any and all Liens. Except as set forth on Section 4.3 of the Disclosure Schedules, Seller is not a party to any option, warrant, purchase right, proxy, power of attorney, voting trust or other Contract or commitment with respect to the voting or dividend rights or the sale, acquisition, issuance, redemption, registration, transfer or other disposition of any capital stock or other Equity Interests of the Corporation, including the Shares (other than this Agreement). Upon delivery to Buyer of the certificates representing the Shares owned by Seller, duly endorsed by Seller for transfer to Buyer or accompanied by a duly completed and executed stock power, good and valid title to such Shares shall pass to Buyer, free and clear of any and all Liens.

4.4 Litigation. As of the date hereof, there is no Action or Proceeding pending, or, to the knowledge of Seller, threatened in writing against Seller, which, if decided adversely against Seller, would be reasonably likely to prevent Seller from complying with the terms and provisions of this Agreement. Seller has not received written notice that he is subject to any outstanding Order which would be reasonably likely to prevent, materially delay or make illegal or otherwise interfere with any of the transactions contemplated by this Agreement.

4.5 Brokers. Seller has not engaged, or caused to be incurred any Transaction Expense or Liability or obligation to, any investment banker, finder, broker, or sales agent or any other Person, other than Donnelly Penman & Partners, in connection with the origin, negotiation, execution, delivery or performance of this Agreement, or the Transaction Documents to which he is or will be a party, or the Contemplated Transactions. The fees of Donnelly Penman & Partners will be paid by Seller from his own funds and not with any cash or other assets of the Corporation.

4.6 State Registration. Section 4.6 of the Disclosure Schedules sets forth all Permits currently held by Seller authorizing Seller to originate Mortgage Loans or to act as a representative of the Corporation in originating Mortgage Loans, and identifies the Governmental Entity or Agency that issued such Permits. All Permits listed at Section 4.6 of the Disclosure Schedules are valid and in full force and effect.

4.7 Independent Analysis. Seller acknowledges that he has conducted an independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of Buyer and, in making his determination to proceed with the Contemplated Transactions, Seller has relied solely on the results of such investigation and the representations and warranties set forth in Article 5. Such representations and warranties constitute the sole and exclusive representations and warranties of Buyer to Seller in connection with the Contemplated Transactions, and Seller acknowledges and agrees that Buyer is not making any representation or warranty whatsoever, express or implied, beyond those expressly given in Article 5.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth on the Disclosure Schedules, which exceptions shall be deemed to be part of the representations and warranties made hereunder, Buyer represents and warrants to Seller as follows; it being understood and agreed that the Disclosure Schedules shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article 5.

5.1 Organization; Corporate Power. Stonegate is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio with all requisite corporate power and authority to own, operate and lease Stonegate’s properties and to carry out Stonegate’s business as now conducted.

5.2 Authorization of Transaction. Buyer has the requisite power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. All necessary action, corporate or otherwise, has been taken by Buyer to authorize the execution, delivery and performance of this Agreement and each of the other Transaction Documents to which it is a party and to authorize the Contemplated Transactions. This Agreement and each Transaction Document to which Buyer is a party constitutes its valid and legally binding obligation, enforceable against it in accordance with its terms and conditions, except to the extent enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency or moratorium laws, or other laws affecting the enforcement of creditors’ rights or by the principles governing the availability of equitable remedies.

5.3 Governmental Approvals; Noncontravention.

(a) Except as set forth at Section 3.5(a) of the Disclosure Schedules, no consents, Orders, actions or non-actions of, or filings, notifications, declarations or registrations with, any Agency or Governmental Entity are necessary for the execution, delivery or performance by Buyer of this Agreement or any other Transaction Document to which Buyer is a party.

(b) Neither the execution, delivery or performance by Buyer of this Agreement or the other Transaction Documents to which Buyer is a party, nor the consummation by Buyer of the Contemplated Transactions, shall (i) violate any Laws or Orders to which Buyer is subject or any provision of Buyer’s organizational documents or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract to which Buyer is a party, except for such conflicts, breaches and defaults that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on its ability to consummate the Contemplated Transactions.

5.4 Brokers’ Fees. Buyer has not engaged, or caused to be incurred, any Liability or obligation to any investment banker, finder, broker, or sales agent or any other Person in connection with the origin or performance of this Agreement, or the Transaction Documents to which it is or will be a party, or the Contemplated Transactions, which will result in any Liability to Seller after the Closing Date.

5.5 Compliance with Laws. Since January 1, 2010, Buyer has not received any written threat or written charge from a Governmental Entity that alleges that Buyer is not (and, to the Knowledge of Buyer, no event has occurred or circumstance exists that (with or without notice or lapse of time) constitutes or results, or will constitute or result, in a material default or material violation of, or failure on the part of Buyer to be) in compliance in any material respect with (x) its respective Governing Documents or (y) any material Law applicable to Buyer or its business.

5.6 Litigation. There are no Proceedings pending or outstanding or, to the Knowledge of Buyer, threatened in law or in equity, by or against Buyer or any Person that Buyer has agreed to defend or indemnify in respect thereof, or by which any of their rights, assets or properties are bound, that (x) challenges the validity or enforceability of this Agreement or any of the Transaction Documents or seeks to enjoin or prohibit the consummation of the Contemplated Transactions or (y) are reasonably likely to involve an award of injunctive relief, or, if decided adversely against Buyer, potential criminal liability or damages, other than any such Proceeding which, individually or in the aggregate, would not create a material adverse effect with respect to Buyer and (b) there are no pending or outstanding or, to the Knowledge of Buyer, threatened Orders, stipulations or charges (other than any Orders, stipulations or charges with which Buyer is in material compliance) to which Buyer is a party or by which they or their rights, assets or properties are bound, that is material, individually or in the aggregate, to Buyer, taken as a whole.

5.7 Capital Resources. The Buyer has on the date hereof and will have at Closing and thereafter as needed access to immediately available funds, in cash, sufficient to pay the Purchase Price.

5.8 Investment Intention. Buyer is an “accredited investor” as defined in Rule 501(a)(3) of Regulation D of the Securities and Exchange Commission. Buyer will acquire the Shares for investment only, and not with a view toward or for sale in connection with any distribution thereof or with any present intention of distributing or selling any interest therein. Buyer understands that the Contemplated Transactions have not been, and will not be registered or qualified under the Securities Act or any state or any other applicable securities Law, by reason of a specific exemption from the registration or qualification provisions of those Laws, based in part upon Buyer’s representations in this Agreement.

5.9 Independent Analysis. Buyer acknowledges that it has conducted an independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Corporation and, in making its determination to proceed with the Contemplated Transactions, Buyer has relied solely on the results of such investigation and the representations and warranties set forth in Articles 3 and 4. Such representations and warranties constitute the sole and exclusive representations and warranties of Seller and the Corporation to Buyer in connection with the Contemplated Transactions, and Buyer acknowledges and agrees that Seller and the Corporation are not making any representation or warranty whatsoever, express or implied, beyond those expressly given in Articles 3 and 4.

ARTICLE 6

COVENANTS

6.1 Conduct of the Business.

(a) From the date hereof until the Closing, Seller and the Corporation shall conduct the business and operations of the Corporation in the ordinary course consistent with past practice and shall use commercially reasonable efforts, consistent with past practices, to preserve intact the business organization of the Corporation and its relationships with customers, suppliers, contractors and other third parties having business relations with the Corporation, and to keep available the services of its employees.

(b) Without limiting the generality of Section 6.1(a), from the date hereof until the Closing, except as expressly contemplated otherwise by this Agreement, as set forth in Section 6.1(b) of the Disclosure Schedules, or as otherwise consented to in writing by Buyer, which consent will not be unreasonably withheld, conditioned or delayed, the Corporation shall not, and Seller shall cause the Corporation not to:

(i) adopt, modify or propose any change in the Governing Documents of the Corporation;

(ii) (A) split, combine or reclassify any Equity Interests of the Corporation, (B) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Equity Interests or (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Equity Interests of the Corporation;

(iii) issue, deliver, sell, pledge or transfer, or modify or amend the terms of, any Equity Interests or enter into any Contract with respect to the foregoing;

(iv) (A) acquire (by merger, consolidation or acquisition of Equity Interests or assets) any corporation, limited liability company, partnership or other business organization or division thereof or any assets, whether by merger, consolidation, acquisition of Equity Interests or assets or otherwise, other than acquisitions of inventory or equipment made in the ordinary course of business consistent with past practice, (B) make any investment, whether by purchase of Equity Interests, contributions to capital or any property transfer, or (C) sell, lease, license, encumber or otherwise dispose of assets, properties, securities, rights or interests, or allow any material Intellectual Property to expire or lapse, except for sales, licenses, dispositions or transfers in the ordinary course of business consistent with past practice (and, in the case of dispositions of obsolete or worn-out equipment, at a price no less than the book value thereof as reflected on the Latest Balance Sheet);

(v) merge or consolidate with any other Person, adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization;

(vi) create, incur, repay, assume or guarantee any Indebtedness or suffer or permit any Lien to arise or be granted or created against or upon any of the rights, properties or assets, real or personal, tangible or intangible, of the Corporation, except in the ordinary course of business consistent with past practice;

(vii) make or agree to make any loans, or advances to or guarantees in respect of, any Person, or agree to guarantee any loans or advances to, or investments in, any Person, other than extensions of credit to customers in the ordinary course of business consistent with past practice;

(viii) make any capital expenditures or enter into commitments therefor, except replacements of equipment in the ordinary course of business consistent with past practice;

(ix) (A) terminate, cancel, materially modify or amend or take any action that would cause the termination, cancellation, or material modification or amendment of any Material Contract or (B) enter into, or take any actions that would cause the entry into, any Material Contract (or Contract that would be a Material Contract if in effect as of the Closing Date), other than in the ordinary course of business;

(x) (A) other than pursuant to the Contracts set forth in Section 3.23 of the Disclosure Schedules and the payment of compensation and provision of benefits in the ordinary course of business consistent with past practice, engage in any transaction or make or agree to make any payment to Seller or any Affiliate of Seller (other than the Corporation), or any officer, director or employee of any such Affiliate, or any Related Persons of the foregoing or (B) amend, waive or relinquish any rights relating to any such transaction referred to in clause (A) immediately above;

(xi) (A) increase, accelerate or provide for additional compensation, benefits (fringe or otherwise) or other rights to any employee, (B) pay or agree to pay any Person any bonus, success fee or make any other arrangement to compensate any Person in connection with the sale of the Shares or the Contemplated Transactions, (C) grant, agree to grant, or amend or modify any grant or agreement to grant, any severance, termination, retention or similar payment to any employee, (D) loan or advance any money or other property to any employee, (E) establish, adopt, enter into, amend or terminate any Benefit Plan, collective bargaining agreement or other labor agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Benefit Plan if it were in existence as of the date hereof or (F) grant any equity or equity-based awards;

(xii) hire or engage, or make any offer to employ or engage, any Person, (other than a mortgage loan originator, for which there will be no restriction), whose total annual fixed compensation exceeds or is expected to exceed $100,000;

(xiii) (A) cancel, relinquish or waive any claims or rights of material value held by the Corporation (including the cancellation, compromise, release or assignment of any Indebtedness owed to, or claims held by, the Corporation), including any right having a value in excess of $50,000, or write-down the value of any material asset of the Corporation or (B) write-off as uncollectible any accounts or notes receivable of the Corporation or any portion thereof (other than, in the case of clause (B), in the ordinary course of business consistent with past practice);

(xiv) enter into any waiver, release, assignment, compromise or settlement of any pending or threatened litigation or initiate any litigation against any customer or supplier of the Corporation;

(xv) make or change any material Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, enter into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment relating to the Corporation, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Corporation other in the ordinary course of business, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, which, in each case, could reasonably be expected to materially increase the Tax liability of the Corporation for any taxable period beginning after the Closing Date;

(xvi) change any method of accounting, accounting policy or accounting practice, except for any such change required by reason of a concurrent change in GAAP as concurred with by the Corporation’s independent auditors;

(xvii) fail to maintain insurance coverage at presently existing levels;

(xviii) fail to maintain any presently existing material Permit or rights to material Intellectual Property;

(xix) knowingly take or agree or commit to take any action that would make any representation or warranty of Seller or the Corporation in this Agreement inaccurate in any material respect; or

(xx) authorize, agree, propose or commit to do any of the foregoing.

6.2 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Contemplated Transactions. The Corporation and Seller shall use commercially reasonable efforts to, and Buyer shall reasonably cooperate to, obtain the Required Consents and Third-Party Consents; provided that in connection therewith none of the Corporation, Seller or Buyer (or any of their respective Affiliates) will be required to (nor, without the prior written consent of Buyer, will Seller or the Corporation (or Seller on behalf of the Corporation)) make or agree to make any payment other than normal and customary filing fees imposed by an Agency or applicable Governmental Entity, or accept any material conditions or obligations, including amendments to existing conditions and obligations, or commence or defend any Proceeding.

(b) Each of Buyer, Seller and the Corporation shall use such party’s commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep each other apprised of the status of any material communications with, and promptly inform the other parties of any material communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Contemplated Transactions and (iii) permit the other parties to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any such Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by such Governmental Entity or other Person, give the other parties the opportunity to attend and participate in such meetings and conferences.

(c) Notwithstanding anything in this Agreement to the contrary, in no event shall Stonegate (or Stonegate’s Affiliates) be required to (and Seller and the Corporation shall not, without Buyer’s prior written consent) (i) offer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Closing, any material assets, permits, operations, rights, businesses or interest therein of

Buyer or any of its Affiliates (including, after the Closing, the Corporation) or the Corporation or any of its Affiliates or (ii) agree to any material changes or restriction on, or other impairment of the ability of Buyer and its Affiliates (including, after the Closing, the Corporation) to own any of such material assets, permits, operations, rights, businesses or interests therein.

6.3 Access to Information.

(a) From the date hereof until the Closing, the Corporation shall (i) give Buyer and Buyer’s Related Persons reasonable access during normal business hours to the offices, properties, and books and records of the Corporation, and (ii) furnish to Buyer and the Buyer’s Related Persons such financial and operating data and other information as such Persons may reasonably request; provided, however, that nothing herein shall obligate the Corporation or any of its Affiliates to take any actions that would (i) materially disrupt the normal course of the business of the Corporation or (ii) result in any waiver of attorney-client privilege or violate any Laws.

(b) The Confidentiality Agreement shall remain in full force and effect until the Closing and, if this Agreement is terminated pursuant to Section 10.1, such Confidentiality Agreement shall continue in accordance with its terms.

(c) In no event shall Buyer speak to any of the employees, lenders, investors, customers or other business relations of the Corporation without the prior written consent of Seller, which consent shall not be unreasonably withheld, and any such communications permitted by Seller shall be made in the presence of a designated representative of Seller.

6.4 Notices of Certain Events. Seller and the Corporation, on the one hand, and Buyer, on the other hand, shall promptly notify the other party of:

(a) any notice or other communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the Contemplated Transactions;

(b) any written notice or other material communication received by such party from any Governmental Entity in connection with the Contemplated Transactions;

(c) any Proceedings commenced or, to the Knowledge of the Corporation or Buyer, as applicable, threatened against, relating to or involving or otherwise affecting, Seller, the Corporation or Buyer which, if pending on the Closing Date, would have been required to have been disclosed pursuant to Section 3.16 or Section 5.6 or which relate to the consummation of the Contemplated Transactions; or

(d) the occurrence or non-occurrence of any event which will result in the failure of any condition, covenant or agreement contained in this Agreement to be complied with or satisfied; provided, that in no event shall notification of any of the foregoing affect any of a party’s rights hereunder, including any right to indemnification pursuant to Article 8.

6.5 Affiliate Transactions. Except as set forth in Schedule 6.5 or in respect of any Transaction Document contemplated hereby, as of the Closing, all Contracts between Seller or any of its Related Persons, on the one hand, and the Corporation, on the other hand (any such Contract, an “Affiliate Contract”), shall be deemed to have been automatically terminated and of no further force or effect, any amounts due thereunder shall be deemed to have been paid, and none of Buyer, the Corporation shall have any further Liabilities with respect to any such Affiliate Contracts.

6.6 Public Announcements. No party hereto shall make any press release, public statement or public announcement with respect to this Agreement or the Contemplated Transactions without the prior written consent of the other parties hereto; provided, that Buyer may (a) make any press release, public statement or public announcement which Buyer determines is required by applicable Law or the rules or regulations of any stock exchange on which its securities or those of a parent company are listed or (b) engage in other communications with its stockholders, lenders, analysts, customers and other third parties which Buyer determines in its reasonable judgment are reasonable, appropriate and in the best interests of Buyer’s business; provided, further, that in the case of either (a) or (b) Buyer shall, to the extent such announcement or communication is made prior to, or immediately following, the Closing, first consult with Seller, and give it a reasonable opportunity to provide comments, prior to making such announcement or communication.

6.7 Further Assurances. Each of the parties hereto shall execute and deliver such documents and other papers and take such further action as may be reasonably required to carry out the provisions of this Agreement and the other Transaction Documents.

6.8 Confidentiality. From and after the Closing and for a period of three (3) years thereafter, Seller shall (and shall cause its Related Persons to) keep confidential and not use in any manner, any and all confidential information relating to the Corporation or Buyer or Buyer’s Affiliates that remains in or comes into Seller’s or such Related Person’s possession in any form prior to the Closing Date. The foregoing shall not preclude Seller from (a) disclosing such confidential information if compelled to disclose the same by judicial or administrative process or by other requirements of any applicable Law (subject to the following provisions of this Section 6.8), (b) discussing or using such confidential information if the same hereafter is in the public domain (other than as a result of a breach of this Agreement), (c) discussing or using such confidential information if the same is acquired from a Person that is not known to Seller to be under an obligation to keep such information confidential, or (d) using such confidential information in furtherance of the activities described in Section 6.16. If Seller is requested or required (by oral questions, interrogatories, requests for information or documents in legal, administrative, arbitration or other formal proceedings, subpoena, civil investigative demand or other similar process) to disclose any such confidential information, Seller shall promptly notify Buyer of any such request or requirement so that Buyer may seek a protective order or other appropriate remedy and waive compliance with the provisions of this Section 6.8. If, in the absence of a protective order or other remedy or the receipt of a waiver by Buyer, Seller is required to disclose such information, Seller, without liability hereunder, may disclose that portion of such information which Seller is legally required to disclose. Notwithstanding the foregoing, Seller may disclose confidential information that is “nonpublic personal information” as defined in Section 509(4) of the Gramm-Leach-Bliley Act of 1999 only as permitted under such statute and the implementing regulations of the Federal Trade Commission issued thereunder.

6.9 Employee Benefits.

(a) Stonegate shall arrange for employees of the Corporation who become employees of Stonegate following the Closing Date (“Continuing Employees”) to either continue to participate in the Benefit Plans in existence immediately prior to the Closing Date or to participate in the employee benefit plans of Stonegate, as Stonegate determines in its sole discretion. For this purpose, each Continuing Employee shall be treated as a new employee of Stonegate for purposes of participation in Stonegate’s employee benefit plans. Continuing Employees who become participants in a Stonegate benefit plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for benefit accrual purposes), be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of the Corporation before the Closing Date. As of the Closing or at such later date that Stonegate may terminate the Benefit Plans, Stonegate shall make available employer-provided health and other employee welfare benefit plans to each Continuing Employee on the same basis as it provides such coverage to similarly situated Stonegate employees (subject to satisfaction of pre-existing limitations determined at the effective date of their participation in any group plan of the Corporation).

(b) This Section 6.9 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.9, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.9. Without limiting the foregoing, no provision of this Section 6.9 will create any third party beneficiary rights in any current or former employee of the Corporation or any Continuing Employees. Nothing in this Section 6.9 is intended to interfere with Buyer’s right from and after the Closing Date, subject to compliance with any applicable Contracts, Benefit Plans and Laws, to amend or terminate any Benefit Plan, Stonegate benefit Plan or the employment of any Continuing Employee.

6.10 Release. In consideration of the premises contained herein, the consideration to be received by Seller pursuant to this Agreement for the sale of the goodwill of the Business, and in consideration of and as an inducement to Buyer to consummate the Contemplated Transactions, Seller on behalf of itself and its Related Persons, hereby (but only with effect upon the Closing) releases and forever discharges Buyer and the Corporation, and each of their respective past, present and future officers, directors, representatives, Affiliates, stockholders, successors and assigns (in their capacities as such) (individually, a “Released Party” and collectively, “Released Parties”) from any and all claims, demands, proceedings, causes of action, Orders, obligations, Contracts, Indebtedness and Liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which Seller or any of Seller’s Related Persons now has, have ever had or may hereafter have against the respective Released Parties arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing Date, including any rights to indemnification or reimbursement from any Released Party, whether pursuant to their respective constituent documents, Contract or otherwise and whether or not relating to claims pending on, or asserted after, the Closing Date; provided, that nothing contained herein shall operate to release any obligations of Buyer or the Corporation arising under (a) any obligation to indemnify directors or officers set forth in (i) the Governing Documents of Buyer or any of its Affiliates, or the Corporation or (ii) in any other agreement (collectively the “D&O Indemnification Obligations”), (b) any Benefit Plan, (c) any compensatory arrangement to the extent reserved on the Corporation’s financial statements prior to the Closing Date, or (d) this Agreement or the other Transaction Documents including, but not limited to, Seller’s rights under Article 8. Seller on behalf of itself and its Related Persons hereby

(but with effect as of the Closing) irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any Proceeding of any kind against any Released Party, based upon any matter purported to be released hereby.

6.11 Non-Compete; Non-Solicit.

(a) Seller agrees and acknowledges that a significant portion of the consideration in this Agreement is the goodwill of the Corporation and that Buyer would not have entered into this Agreement unless it included such goodwill. As such, Seller agrees to be bound by the following narrowly tailored provisions that require Seller to refrain from carrying on a similar business in or from the following states: Arizona, California, Colorado, Connecticut, Florida, Georgia, Idaho, Maryland, Massachusetts, New Hampshire, New Mexico, North Carolina, Ohio, Oregon, Pennsylvania, Texas, Virginia, or Washington (the “Restricted Area”).

(b) Except as specifically provided in this Section 6.11, for a period beginning on the Closing Date and ending 36 months after the Closing Date (the “Non-Compete Period”), Seller shall not, in a competitive capacity, directly or indirectly, engage in, assist others in engaging in, or have an interest in any Person that engages in, or knowingly encourage or facilitate another Person to engage in the origination or servicing of Mortgage Loans including, without limitation, the development, marketing, selling or other distribution of software processing or other technology products relating to Mortgage Loans (a “Restricted Business”) in or from the Restricted Area.

(c) Notwithstanding the foregoing, this Section 6.11 shall not operate to prevent or restrict with respect to Seller, Seller’s or any Affiliate of Seller’s passive investment in capital stock or other ownership interests of any Person traded on any national securities exchange, if Seller or Affiliate is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 10% or more of any class of securities of such Person.

(d) During the Non-Compete Period, Seller agrees that Seller will not, directly or indirectly, in a competitive capacity, on behalf of any entity other than Corporation or Buyer, solicit, divert (or attempt to solicit or divert) or accept Restricted Business from any customer of the Corporation or any prospective customer of the Corporation.

(e) During the Non-Compete Period, Seller agrees that neither Seller nor any Affiliate of Seller will, directly or indirectly, (i) induce, encourage or solicit any officer or employee of the Corporation to leave his or her position with Buyer, the Corporation and/or any Subsidiary of Buyer or of the Corporation, as the case may be, or to accept any other position with any other Person or (ii) induce, encourage or solicit any such officer or employee to violate the terms of such officer or employee’s employment Contracts, or any other employment arrangement, with Buyer, the Corporation and/or any Subsidiary of Buyer or of the Corporation; provided, that the foregoing clauses (i) and (ii) shall not apply to (x) any employee who had ceased to be employed by Buyer, the Corporation and any Subsidiary of Buyer or of the Corporation at least six (6) months prior to any such action by Seller or its Affiliate or (y) any employee who responds to general solicitations of employment not specifically directed toward Buyer, the Corporation or any Subsidiary of Buyer, of the Corporation or any of their respective Affiliates.

(f) Seller acknowledges and agrees that its obligations set forth in this Section 6.11 are an essential element of this Agreement and that, but for the agreement of Seller in this Section 6.11, Buyer would not have entered into this Agreement. Seller acknowledges and agrees that the undertakings of Seller in this Section 6.11 constitute an independent covenant by Seller and shall not be affected by the performance or nonperformance by any party hereto of any other term or provision of this Agreement. Seller acknowledges that it has consulted with its own counsel with regard to this Section 6.11 and, after such consultation, agrees that the obligations set forth in this Section 6.11 are reasonable and proper, have been negotiated fully and fairly and represent an agreement based on the totality of the Contemplated Transactions, and are valid under applicable California law including but not limited to Cal Bus & Prof Code Section 16601.

(g) Seller understands that the Corporation and Buyer will be irreparably damaged, in an amount that may be impossible to ascertain, if the provisions of this Section 6.11 are not strictly adhered to and complied with by Seller. In the event of breach by Seller of any provision of Section 6.11, Seller agrees that the Corporation and Buyer shall be entitled, in addition to reasonable attorneys’ fees, costs and remedies otherwise available to Buyer and the Corporation at law or in equity, to injunctions, both temporary, preliminary and permanent, enjoining and restraining such threatened, intended or actual breach, and Seller irrevocably consents to the issuance of such injunctive relief by any court of competent jurisdiction. Seller acknowledges that in addition to injunctive relief, Buyer or the Corporation may recover monetary damages in the amount of any actual damages incurred by the Corporation or Buyer, or of any unjust enrichment to Seller, and, in appropriate circumstances, exemplary damages and/or other remedies available at law or equity.

6.12 Employment Agreement. As of the Closing Date, Seller and Stonegate shall have executed an employment agreement regarding Seller’s post-Closing employment with Stonegate (the “Employment Agreement”) in the form of Exhibit C hereto.

6.13 Termination of Guarantees. Buyer shall use commercially reasonable efforts to cause the Guarantees, and any and all obligations of the Guarantors thereunder for past, present or future losses or claims to have been terminated effective prior to or at the Closing Date. Schedule 6.13 lists all Guarantees in effect as of the date hereof. Seller shall update Schedule 6.13 as of the Closing Date to list all Guarantees in effect as of such date.

6.14 Section 338(h)(10) Election.

(a) Buyer and Seller will, and each will cause their respective Affiliates to, make elections pursuant to Section 338(h)(10) of the Code and any similar or corresponding election for U.S. state or local Tax purposes (the “Section 338(h)(10) Elections”) with respect to the transactions contemplated by this Agreement.

(b) Seller and Buyer will, as promptly as practicable following the Closing Date, cooperate with each other to take all actions necessary and appropriate to effect and preserve the Section 338(h)(10) Elections in accordance with any comparable provisions of applicable Law, and the parties responsible for filing any such Section 338(h)(10) Elections under applicable Law will promptly file or cause to be filed such Section 338(h)(10) Elections with the appropriate Taxing Authority and provide written evidence of such filing to the other party. Seller and Buyer will report the purchase by Buyer of the Shares consistent with the Section 338(h)(10) Elections and the allocation as set forth in Exhibit 6.14(b) and no party will take any position contrary thereto in any Tax Return, any proceeding before any Tax Authority or otherwise. In the event that any Section 338(h)(10) Election is disputed by any Tax Authority, the party receiving notice of such dispute will promptly notify and consult with the other parties concerning such dispute.

(c) Buyer will prepare any corrections, amendments or supplements to the Forms 8023 as executed pursuant to Section 6.14 to the extent agreed by the parties. Buyer will prepare any state or local reports or forms that are necessary or appropriate for purposes of complying with the requirements for making the Section 338(h)(10) Elections (each, an “Additional Section 338 Form”). Seller and Buyer will cooperate in drafting and making final each Additional Section 338 Form. At least 30 days prior to the latest date for the filing of each Additional Section 338 Form, Buyer will furnish Seller with four copies of such Additional Section 338 Form (two for Buyer and two for Seller) prepared by Buyer. At least 15 days prior to the latest date for the filing of each Additional Section 338 Form, Buyer and Seller will agree upon the final form and content of such Additional Section 338 Form, and Seller and Buyer will execute such Additional Section 338 Forms as required pursuant to such forms. Buyer will cause each Additional Section 338 Form with respect to the Section 338(h)(10) Elections to be filed with the applicable Taxing Authority on or before the due date therefor, and will provide the Seller with notice of any such filings.

(d) The allocation of the Purchase Price, together with applicable liabilities and other relevant items for the deemed sale of assets of the Corporation resulting from the Section 338(h)(10) Elections, will be allocated among the classes of assets of the Corporation in accordance with the methodology set forth on Exhibit 6.15(b). Within 60 days following the Closing Date, Buyer will deliver to Seller for Seller’s approval a proposed final allocation of the Purchase Price, together with applicable liabilities and other relevant items, among the assets of the Corporation calculated in accordance with the methodology set forth on Exhibit 6.14(b) (such allocation once agreed to by Buyer and Seller is the “Allocation”). The parties will request extensions of the filing date of any Tax Returns for which the Allocation is required to accommodate the final determination of the Allocation.

(e) Except as otherwise provided in this Section 6.14, Buyer and Seller agree that neither of them will, or will permit any of their respective Affiliates to, take any action to modify the Forms 8023 or the Additional Section 338 Forms following the execution thereof, or to modify or revoke the Section 338(h)(10) Elections following the filing of the Forms 8023 or the Additional Section 338 Forms, without the prior written consent of Seller or Buyer, as the case may be.

6.15 Existing Indemnification Obligations of Corporation. Buyer agrees that all rights to indemnification and exculpation from liability for acts and omissions occurring at or prior to the Closing Date and rights to advancements of expenses relating thereto now existing in favor of the current or former directors, officers, employees, equity holders and agents of the Corporation (the “Corporation Agents”) as provided in its Governing Documents or at Law shall survive the Contemplated Transactions and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such Corporation Agent.

6.16 Access to Records and Employees after Closing. For a period of seven (7) years after the Closing Date, Seller shall have reasonable access to all of the books and records of the Corporation, to the extent that such access may reasonably be required by Seller in connection with matters relating to or affected by the operations of the Corporation prior to the Closing Date, including the preparation of Seller’s financial reports or Tax Returns, any Tax audits, the defense or prosecution of litigation (including arbitration or mediation), and any other reasonable need of Seller to consult such books and records. Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours. Buyer shall provide to Seller reasonable assistance, at Seller’s expense, by providing employees of Buyer and the Corporation to act as witnesses and preparing documents, reports and other information requested by Seller in support of the activities described in this Section 6.16.

6.17 Maintenance of Existing Permits. From the date hereof until the Closing, Seller will maintain in effect all Permits set forth at Section 4.6 of the Disclosure Schedule. Following the Closing, Seller will use commercially reasonable efforts to keep all such Permits in effect, as directed by Buyer.

6.18 Mortgage Loan Origination for Other Lenders. From and after the Closing, the Corporation may originate Mortgage Loans for sale to investors other than Stonegate on such terms as may be agreed to between Seller and Buyer.

ARTICLE 7

CONDITIONS TO CLOSING

7.1 Conditions to the Obligations of the Corporation and Seller. The obligations of the Corporation and Seller to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Seller:

(a) No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Contemplated Transactions, no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Agreement or the Contemplated Transactions, and no statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Contemplated Transactions.

(b) Each of the representations and warranties of Stonegate contained in this Agreement and in any certificate or other writing delivered by Stonegate pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date and except for those breaches which individually or in the aggregate do not or would not be reasonably likely to have a material adverse effect on Stonegate.

(c) Stonegate shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing.

(d) Seller shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Stonegate to the effect that the conditions set forth in Sections 7.1(a) and 7.1(c) have been satisfied.

(e) Seller shall have received a certificate, signed by the Secretary of Stonegate, as attachments, (a) a Certificate of Existence issued by the Secretary of State of Ohio as to Stonegate’s existence and good standing as an Ohio corporation, (b) Stonegate’s Articles of Incorporation as in effect as of the Closing, (c) Stonegate’s Code of Regulations (bylaws) as in effect as of the Closing, and (d) resolutions of the board of directors of Stonegate authorizing the execution by Stonegate of the Agreement and the consummation by Stonegate of the Contemplated Transactions.

(f) Seller shall have received the Employment Agreement executed by Stonegate.

(g) Since the date of this Agreement, there shall not have occurred any material adverse effect with respect to Stonegate.

(h) All Required Consents shall have been received by Seller and the Corporation in form and substance reasonably satisfactory to Seller, and all such Required Consents shall be in full force and effect.

(i) All Third-Party Consents shall have been received by Seller and the Corporation in form and substance reasonably satisfactory to Seller, and all such Third-Party Consents shall be in full force and effect.

(j) The Guarantees, and any and all obligations of the Guarantors thereunder for past, present or future losses or claims, shall have been terminated.

7.2 Conditions to the Obligations of Stonegate. The obligations of Stonegate to effect the Contemplated Transactions shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Stonegate:

(a) No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Contemplated Transactions, no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Agreement or the Contemplated Transactions, and no statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Contemplated Transactions.

(b) Each of the representations and warranties of Seller and the Corporation contained in this Agreement and in any certificate or other writing delivered by Seller or the Corporation pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date and except for those breaches which individually or in the aggregate do not or would not be reasonably likely to have a Material Adverse Effect on the Corporation.

(c) Seller and the Corporation shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Closing.

(d) Stonegate shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of the Corporation, and by Seller, to the effect that the conditions set forth in Sections 7.2(b) and 7.2(c) have been satisfied.

(e) All Required Consents shall have been received by Seller and the Corporation in form and substance reasonably satisfactory to Stonegate, and all such Required Consents shall be in full force and effect.

(f) All Third-Party Consents shall have been received by Seller and the Corporation in form and substance reasonably satisfactory to Stonegate, and all such Third-Party Consents shall be in full force and effect.

(g) Stonegate shall have received a certificate, signed by the Secretary of the Corporation, which shall include as attachments, (a) Articles of Incorporation certified by the Secretary of State of California and a Certificate of Good Standing issued by the Secretary of State of California, each as of a date within one week of the Closing Date, (b) the Corporation’s Code of Bylaws as in effect as of the Closing, (c) and resolutions of the board of directors of the Corporation authorizing the execution by the Corporation of the Agreement and the consummation by the Corporation of the Contemplated Transactions, and (d) resolutions of the sole shareholder of the Corporation authorizing the execution by the Corporation of the Agreement and the consummation by the Corporation of the Contemplated Transactions.

(h) Stonegate shall have received the Employment Agreement executed by Seller.

(i) Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Corporation.

(j) Stonegate shall have received a FIRPTA Certificate in the form attached as Exhibit A executed by Seller.

ARTICLE 8

INDEMNIFICATION

8.1 General Indemnification.

(a) Subject to the provisions of this Article 8, from and after the Closing Date, Seller hereby agrees to indemnify, defend and hold harmless Buyer and all of Buyer’s Affiliates and each of their respective directors, officers, employees, agents, equity holders, successors and assigns (each, a “Buyer Indemnified Party” and, collectively, the “Buyer Indemnified Parties”), from and against any and all Losses incurred or suffered by such Buyer Indemnified Party arising out of, based upon or resulting from any of the following:

(i) any breach of any representation or warranty contained in or referred to in Article 3 (other than the representations and warranties contained in Section 3.18, which shall solely be addressed by Section 8.4 below) or Article 4;

(ii) (A) any breach by Seller or the Corporation of, or any failure of Seller to perform, any of the covenants, agreements or obligations contained in or made pursuant to this Agreement, (B) any breach by the Corporation of, or any failure by the Corporation to perform, any of the pre-Closing covenants, agreements or obligations of the Corporation contained in or made pursuant to this Agreement, and (C) any misstatement in any On-boarding Certificate delivered by Seller to Buyer pursuant to Section 2.6(a); or

(iii) any Transaction Expenses.

(b) Subject to the provisions of this Article 8, from and after the Closing Date, Buyer hereby agrees to indemnify, defend and hold harmless Seller and its Affiliates, and each of their respective directors, officers, employees, agents, equity holders, successors and assigns (each, a “Seller Indemnified Party” and, collectively, the “Seller Indemnified Parties”), from and against any and all Losses incurred or suffered by Seller Indemnified Party arising out of, based upon or resulting from any of the following:

(i) any breach of any representation or warranty contained in or referred to in Article 5;

(ii) any breach by Buyer of, or any failure of Buyer to perform, any of the covenants, agreements or obligations contained in or made pursuant to this Agreement; or

(iii) any Business operations conducted after the Closing Date.

(c) If a Person entitled to indemnification under this Article 8 (the “Indemnified Party”) shall incur or suffer (or have grounds to believe that it may incur or suffer) any Losses in respect of which indemnification may be sought under this Article 8 against the Person required to provide indemnification under this Article 8 (each, the “Indemnifying Party”), the Indemnified Party shall assert a claim for indemnification by promptly providing a written notice (the “Notice of Loss”) to the Indemnifying Party stating, in reasonable detail, the nature and basis of such Notice of Loss. The Notice of Loss shall be provided to the Indemnifying Party as soon as practicable after the Indemnified Party becomes aware that it has incurred or suffered a Loss. Notwithstanding the foregoing but subject to Section 8.2, any failure to provide a Notice of Loss in a timely manner as aforesaid, shall not relieve any Indemnifying Party from any Liability that it may have to the Indemnified Party under this Section 8.1 except to the extent that the ability of such Indemnifying Party to defend such claim is materially prejudiced by the Indemnified Party’s failure to give such Notice of Loss. If the Notice of Loss relates to a Third Party Claim, the procedures set forth in Section 8.1(d) shall apply. If the Notice of Loss does not relate to a Third Party Claim, the Indemnifying Party shall have thirty (30) days from the date of receipt of such Notice of Loss to object to any of the subject matter and any of the amounts of the Losses set forth in the Notice of Loss, as the case may be, by delivering written notice of objection thereof to the Indemnified Party. If the Indemnifying Party fails to send a notice of objection to the Notice of Loss within such 30 day period, the Indemnifying Party shall be deemed to have agreed to the Notice of Loss and shall be obligated to pay to the Indemnified Party the portion of the amount specified in the Notice of Loss to which the Indemnifying Party has not objected. If the Indemnifying Party sends a timely notice of objection, the Indemnifying Party and the Indemnified Party shall use their commercially reasonable efforts to settle (without an obligation to settle) such claim for indemnification. If the Indemnifying Party and the Indemnified Party do not settle such dispute within thirty (30) days after the Indemnified Party’s receipt of the Indemnifying Party’s notice of objection, the Indemnifying Party and the Indemnified Party shall be entitled to seek enforcement of their respective rights under this Article 8.

(d) Promptly after receipt by an Indemnified Party of notice of the assertion of any claim or the commencement of any action, suit or proceeding by a third party (a “Third Party Claim”) in respect of which the Indemnified Party shall seek indemnification hereunder, the Indemnified Party shall so notify in writing the Indemnifying Party, but subject to Section 8.2 any failure so to timely notify the Indemnifying Party shall not relieve the Indemnifying Party from any Liability that it may have to the Indemnified Party under this Section 8.1 except to the extent that the ability of the Indemnifying Party to defend the Third Party Claim is materially prejudiced by the Indemnified Party’s failure to timely give such notice. In no event shall the Indemnified Party admit any Liability with respect to such Third Party Claim or settle, compromise, pay or discharge such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnifying Party shall have the right to assume the defense (at the expense of the Indemnifying Party) of any such claim through counsel chosen by the Indemnifying Party by notifying the Indemnified Party within thirty (30) days after the receipt by the Indemnifying Party of such notice from the Indemnified Party; provided, that any such counsel shall be reasonably satisfactory to the Indemnified Party. Notwithstanding the foregoing sentence, the Indemnified Party shall not be required to relinquish control of such defense to the Indemnifying Party and the Indemnified Party may subsequently reassert control over such defense in the event that the Indemnifying Party does not conduct the defense of the Claim in good faith and in a commercially reasonable manner. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party; provided, that the Indemnified Party shall have the right to employ counsel to represent it at the expense of the Indemnifying Party (subject to the limitations contained herein) if there are one or more legal defenses available to the Indemnified Party that are different from or additional to those available to any Indemnifying Party or if there is otherwise a potential conflict between the interests of the Indemnified Party and any Indemnifying Party. The Indemnifying Party and the Indemnified Party each shall render to the other party such assistance as may reasonably be requested in order to ensure the proper and adequate defense of any such claim, which assistance shall include, to the extent reasonably requested by a party, the retention, and the provision to such party, of records and information reasonably relevant to such Third Party Claim, and making employees of the other party available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. All communications between any party and counsel responsible for or participating in the defense of any Third Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client privilege. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party may not settle, compromise, or offer to settle or compromise, or otherwise dispose of any Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed unless such settlement includes only the payment of monetary damages (which are fully paid by the Indemnifying Party), does not impose any injunctive or equitable relief upon the Indemnified Party, does not require any admission or acknowledgment of liability or fault of the Indemnified Party and contains an unconditional release of the Indemnified Party in respect of such claim. Neither the Indemnified Party nor any of its Affiliates may settle, compromise, or offer to settle or compromise, or otherwise dispose of any Third Party Claim for which the Indemnifying Party may have a Liability under this Agreement without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) After written notice by the Indemnifying Party to the Indemnified Party of the election by the Indemnifying Party to assume control of the defense of a Third Party Claim, the Indemnifying Party shall not be liable to such Indemnified Party hereunder for any costs or fees subsequently incurred by such Indemnified Party in connection with the defense thereof, except if the Indemnified Party has the right to employ counsel to represent it at the expense of the Indemnifying Party as set forth in Section 8.1(d) and subject to the limitations contained herein. If the Indemnifying Party does not assume control of the defense of such Third Party Claim within thirty (30) days after the receipt by the Indemnifying Party of the notice required pursuant to Section 8.1(d) as provided above, the Indemnified Party shall have the right to defend such claim in such manner as it may reasonably deem appropriate at the reasonable cost and expense of the Indemnifying Party, subject to the limitations contained herein. The party controlling the defense of any Third Party Claim shall in any event defend any such matters vigorously and in good faith.

(f) Notwithstanding anything to the contrary contained in this Section 8.1, to the extent there is any inconsistency between Section 8.1 and Section 8.5 as to any Tax Claim, Section 8.5 shall control.

8.2 Survival. The representations and warranties in this Agreement shall survive the Closing Date for a period of two (2) years from the Closing Date, except that (i) the representations and warranties made in Sections 3.1, 3.3, 3.25, 4.1, 4.3 and 4.5 and the first sentence of Section 3.2(a) (collectively, the “Seller Fundamental Representations”) and Sections 5.1 and 5.2 (the “Buyer Fundamental Representations”) shall survive for a period of six (6) years from the Closing Date, (ii) the representations and warranties set forth in Section 3.18 and Section 3.21 shall survive until the date that is sixty (60) days following the expiration of the applicable statute of limitations (after giving effect to any extensions or waivers). Notwithstanding the foregoing, any indemnification claim with respect to a representation or warranty (and the indemnification obligations of the parties hereto with respect thereto) that would otherwise terminate in accordance with this Section 8.2 will continue to survive if good faith written notice (including reasonable detail and reasonable specificity, to the extent known, as to nature and amount) for indemnification shall have been given in accordance with this Article 8 on or prior to such termination date, until such claim for indemnification has been satisfied or otherwise resolved as provided herein. Neither Buyer nor Seller shall have any liability with respect to claims first asserted in connection with any representation or warranty after the applicable survival period specified therefor in this Section 8.2. All covenants and agreements in this Agreement shall survive until fully performed; provided, that nothing herein shall prevent Buyer and its permitted assignees, on the one hand, or Seller, on the other hand, from making any claim hereunder, or relieve Buyer or its permitted assignees, or Seller from any liability hereunder, after such time for any breach thereof.

8.3 Limitation on Liability.

(a) Subject to Section 8.3(c), Seller shall not have any liability pursuant to Section 8.1(a) or pursuant to Section 8.4 for any Losses unless and until the aggregate amount of all such Losses exceeds $100,000 (the “Threshold Amount”), in which event Seller shall be liable for “first dollar” indemnification pursuant to Section 8.1(a) or pursuant to Section 8.4 for the aggregate amount of all Losses, including the Threshold Amount, up to but not exceeding the $1,000,000 (the “Indemnity Cap”).

(b) Subject to Section 8.3(d), Buyer shall not have any liability pursuant to Section 8.1(b) for any Losses unless and until the aggregate amount of all such Losses exceeds the Threshold Amount, in which event Buyer shall have “first dollar” liability for indemnification pursuant to Section 8.1(b) for the aggregate amount of all such Losses up to the Threshold Amount.

(c) The limitations on liability set forth in Section 8.3(a) shall not apply with respect to Losses resulting from (i) any breach of any of the Seller Fundamental Representations, or (ii) intentional fraud with respect to any breach of any representation or warranty contained in Article 3 or Article 4.

(d) The limitations on liability set forth in Section 8.3(b) shall not apply with respect to Losses resulting from (i) any breach of any of the Buyer Fundamental Representations or (ii) intentional fraud with respect to any breach of a representation or warranty contained in Article 5.

(e) In calculating the amount of the Losses to any Indemnified Party, such Losses shall be reduced by (i) any amounts actually recovered by the Indemnified Party in respect of such Losses from any third party (including insurance proceeds) (and the Indemnified Party shall use commercially reasonable efforts to obtain such recovery) and (ii) any Tax savings or Tax benefit (for the avoidance of doubt, net of any tax detriment arising from indemnification) that is actually realized by such Indemnified Party or an Affiliate thereof as a result of the fact or circumstances giving rise to the Losses. Such Indemnified Party will provide a calculation of such Tax savings or Tax benefit in reasonable detail; provided, that no Tax Returns or other supporting information will be provided by such Indemnified Party. Notwithstanding anything to the contrary in this Agreement, Seller shall not have any liability pursuant to Section 8.1 for Losses to the extent such Losses are shown as reserved on the Corporation’s financial statements prior to the Closing Date and such reserves are sufficient to cover such Losses. If the amount to be netted hereunder from any indemnification payment required hereunder is determined after payment by the Indemnifying Party of any amount otherwise required to be paid as indemnification pursuant hereto, the Indemnified Party shall repay, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant hereto had such determination been made at the time of such payment.

(f) The indemnification obligations hereunder of any Indemnifying Party shall be subject to a duty on the part of the Indemnified Party to mitigate to the extent required by Law or that is otherwise commercially reasonable any Loss of which the Indemnified Party has actual knowledge.

(g) For the avoidance of doubt, no Indemnified party shall be entitled to indemnification or reimbursement under any provision of this Agreement in respect of any Loss to the extent such Person (or any of its Affiliates) has been previously indemnified or reimbursed in respect of such Loss pursuant to any other provision of this

Agreement or any of the other Transaction Documents. In addition, any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability, or a breach of more than one representation, warranty, covenant or agreement, as applicable.

(h) Neither Buyer nor Seller shall, nor shall they permit their respective Affiliates (including in the case of Buyer, the Corporation) to, solicit claims from Governmental Entities or other third Persons for the primary purpose of creating claims for indemnification for which the other party would be responsible under this Agreement.

(i) Seller’s obligation to indemnify any Buyer Indemnified Party for the breach of a Loan Origination Representation shall be subject to the following additional limitations:

(i) The Buyer Indemnified Parties’ maximum Loss arising from a Qualified Loan Repurchase arising from such breach shall not exceed the amount paid by the Corporation to the Investor in consideration for the Qualified Loan Repurchase in accordance with the applicable agreement and without giving effect to any amendment thereto entered into following the Closing;

(ii) Seller shall have no obligation to make any payment to the Buyer Indemnified Parties on account of the Qualified Loan Repurchase unless and until thirty days have elapsed since such Qualified Loan Repurchase and during such time the Corporation has used commercially reasonable efforts to resell the repurchased Mortgage Loan; and

(iii) The amount to be paid by Seller to the Buyer Indemnified Parties shall be reduced by the proceeds received from the Corporation’s resale of the repurchased Mortgage Loan (and if such resale is completed after Seller has made payment to the Buyer Indemnified Parties on account of the repurchased Mortgage Loan, Buyer shall cause the Corporation to promptly pay over to Seller the proceeds from the resale)

8.4 Tax Indemnity.

(a) Subject to Section 8.2 and Section 8.3, from and after the Closing Date, Seller hereby agrees to indemnify, defend and hold harmless the Buyer Indemnified Parties from and against any of the following:

(i) any liability for Taxes with respect to any taxable period of the Corporation (or any predecessors) for all taxable periods ending on or before the Closing Date (the “Pre-Closing Period”);

(ii) any liability for Taxes with respect to the portion of any Straddle Period ending on the Closing Date;

(iii) any Losses arising out of, based upon or resulting from any breach of any representation or warranty contained in Section 3.18 (relating to Taxes); and

(iv) any and all liability (as a result of Treasury Regulation Section 1.1502-6 or otherwise) for Taxes of Seller or any other person (other than the Corporation) which is or has ever been affiliated with Corporation or with whom Corporation otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, unitary or aggregate Tax Return, prior to the Closing Date; provided, that in the case of clauses (i) through (iv) above, Seller shall be liable only to the extent that such Taxes or other liabilities exceed the amount, if any, reserved for such Taxes or liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Latest Balance Sheet, as such reserved amount is adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Corporation in filing its Tax Returns and taking into account the results of the operations of the Corporation from the date of the Latest Balance Sheet through the Closing Date.

(b) Notwithstanding any provision in this Agreement to the contrary, the obligations of a party to indemnify and hold harmless another party pursuant to this Section 8.4 shall terminate at the close of business on the sixtieth (60th) day following the expiration of the applicable statute of limitations with respect to the Tax liabilities in question (giving effect to any waiver, mitigation or extension thereof).

(c) In the case of any taxable period that begins on or before and ends after the Closing Date (a “Straddle Period”), the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be deemed to be:

(i) In the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(ii) In the case of Taxes not described in (i) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the Closing Date.

For purposes of this Section 8.4(c), any item determined on an annual or periodic basis (including amortization and depreciation deductions) shall be allocated to the portion of the Straddle Period ending on (and including) the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period.

8.5 Tax Claims.

(a) If a claim shall be made by any taxing authority either (i) relating to any Pre-Closing Period or (ii) which, if successful, might result in an indemnity payment to Buyer pursuant to Section 8.6 (including any Tax Claims described in Section 8.5(d)), then Buyer shall give notice to Seller in writing of such claim and of any counterclaim the Indemnified Party proposes to assert (each a “Tax Claim”); provided, however, that the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party has been materially prejudiced as a result of such failure.

(b) With respect to any Tax Claim relating to any a Pre-Closing Period, Seller shall, solely at Seller’ cost and expense, control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable law permits such refund suits or contest the Tax Claim in any permissible manner. Notwithstanding the foregoing, Seller shall not settle such Tax Claim without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, and Buyer, and counsel of its own choosing, shall have the right to participate fully, at its sole cost and expense, in all aspects of the prosecution or defense of such Tax Claim if it reasonably determines that such Tax Claim could have a material adverse impact on the Taxes of the Corporation n a taxable period or portion thereof beginning after the Closing Date.

(c) Seller and Buyer shall jointly control and participate in all proceedings taken in connection with any Tax Claim relating to Taxes of the Corporation for a Straddle Period, and shall bear their own respective costs and expenses. Neither Seller nor Buyer shall settle any such Tax Claim without the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) Buyer shall control all proceedings with respect to any Tax Claim relating to a taxable period or portion thereof beginning after the Closing Date. Seller, and counsel of its own choosing, shall have the right to participate at its sole cost and expense in all aspects of the prosecution or defense of such Tax Claim if Seller reasonably determines that such Tax Claim could result in Seller having an obligation to indemnify Buyer for all or a portion of such Tax Claim pursuant to Section 8.4, and Buyer shall not settle any such Tax Claim without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

8.6 Payment.

(a) Upon a determination of liability under this Article 8, the Indemnifying Party shall pay or cause to be paid to the Indemnified Party the amount so determined within fifteen (15) Business Days after the date of such determination. If there should be a dispute as to the amount or manner of determination of any indemnity obligation owed under this Agreement the Indemnifying Party shall nevertheless pay when due such portion, if any, of the obligation that is not subject to dispute. Subject to Section 8.7, upon the payment in full of any claim, the Indemnifying Party shall be subrogated to the rights of the Indemnified Party against any Person, firm, corporation or other entity with respect to the subject matter of such claim.

(b) Buyer agrees that, notwithstanding any provision hereof to the contrary, Claims will be covered first by any specific reserves established by the Corporation to cover such Claims (or the liabilities underlying such Claims), and then, to the extent such reserves are insufficient to cover such Claims, by the Holdback, and then, to the extent the Holdback is insufficient, by the Contingent Payments, and then, to the extent the Contingent Payments are insufficient, by Seller, subject to the other limitations contained in this Article VIII.

8.7 No Recourse. Except for any and all D&O Indemnification Obligations, Seller hereby irrevocably waives any and all claims and right to recourse against the Corporation, or any of the Corporation’s employees, including such claims and right to recourse with respect to any misrepresentation or breach of any representation, warranty or indemnity, or noncompliance with any conditions, covenants or agreements, given or made by Seller or the Corporation in this Agreement, the Transaction Documents or any other agreements and documents executed or to be executed in order to consummate the Contemplated Transactions. Except for any and all D&O Indemnification Obligations, Seller shall not be entitled to contribution from, subrogation to or recovery against the Corporation with respect to any Liability of Seller, including any such Liability that may arise under or pursuant to this Agreement, the Transaction Documents or any other agreements or documents executed or to be executed by the parties hereto in connection herewith.

8.8 Effect of Knowledge on Indemnification. The right to indemnification, reimbursement or other remedy based upon any representations, warranties, covenants and obligations set forth in this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation.

8.9 Exclusive Remedy. The rights and remedies of the parties contained in this Article 8 shall be the sole and exclusive rights and remedies of the parties with respect to claims, Proceedings or Losses under this Article 8 or otherwise in connection with this Agreement or the Contemplated Transactions, except for the remedy of specific performance.

ARTICLE 9

TAX MATTERS

9.1 Responsibility for Filing Tax Returns.

(a) For any Pre-Closing Period of the Corporation, Buyer shall prepare or cause to be prepared, and file or cause to be filed (in a manner consistent with existing procedures, practices and accounting methods) with the appropriate taxing authorities, all Tax Returns required to be filed after the Closing Date. Buyer shall provide a copy of each such Tax Return to Seller for its review and comment at least 30 days prior to the due date of each such Tax Return and Seller shall comment on each such Tax Return within 30 days of receipt. Buyer shall incorporate all reasonable comments made by Seller to each such Tax Return, timely file each such Tax Return, and pay all Taxes due with respect to such Tax Returns, subject to Buyer’s right to be indemnified by Seller pursuant to Section 8.4; provided, however, that no such Tax Return shall be filed without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Buyer shall prepare or cause to be prepared and file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Corporation for taxable years or periods ending after the Closing Date and shall remit any Taxes due in respect of such Tax Returns.

(c) For any Straddle Period, Buyer shall timely prepare or cause to be prepared, and file or cause to be filed, all Tax Returns of the Corporation required to be filed and shall pay all Taxes due with respect to such Tax Returns (subject to Buyer’s right to be indemnified by Seller pursuant to Section 8.4; with respect to the taxable periods covered by such Tax Returns. Each such Tax Return shall be prepared on a basis consistent with existing procedures, practices and accounting methods unless otherwise required by applicable law. No such Tax Return shall be filed without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) If Buyer files any amended Tax Return of the Corporation, or any Tax Return relating to a jurisdiction in which the Corporation does not currently file a Tax Return, in each case, for any Pre-Closing Period, Buyer shall provide Seller prior written notice and an opportunity to comment on any such filing. Buyer shall not file any such Tax Return (including any such amended Tax Return) unless, in the good faith judgment of Buyer’s counsel, such filing is necessary to comply with law or for consistency with past or existing procedures, practices and accounting methods.

9.2 Cooperation. Seller, the Corporation and Buyer shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and other representatives to reasonably cooperate, in preparing and filing all Tax Returns and in resolving all disputes and audits with respect to all taxable periods relating to Taxes, including by maintaining and making available to each other all records necessary in connection with Taxes and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.

9.3 Refunds.

(a) Any refunds of Taxes of the Corporation, (i) for any Pre-Closing Period or (ii) for which Seller has indemnified Buyer pursuant to Section 8.4, in each case, shall be for the account of Seller.

(b) Any refunds of Taxes of the Corporation for any Post-Closing Period shall be for the account of Buyer. The amount of any refunds of Taxes of the Corporation for any Straddle Period shall be equitably apportioned between Seller and Buyer. Each party shall forward, and shall cause its Affiliates to forward, to the party entitled to receive the refund, the amount of such refund (net of any costs incurred to obtain such refund and net of any income Taxes of Buyer or any of its Subsidiaries or of the Corporation attributable to the receipt of such refund or credit) within ten (10) days after such refund is received.

9.4 Purchase Price Adjustment. The parties agree that any indemnification payment made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable law.

9.5 Tax Sharing Agreements. Seller shall cause all tax allocation agreements or tax sharing agreements (excluding any agreement the primary purpose of which is not the sharing, allocation of, or indemnity for, any Tax and in which such provisions regarding Tax are typical of such agreements) with respect to the Corporation to be terminated as of the Closing Date, and shall ensure that such agreements are of no further force or effect as to the Corporation on and after the Closing Date and that there shall be no further liabilities or obligations imposed on the Corporation under any such agreements.

9.6 Transfer Taxes. All transfer, documentary, excise, sales, use, stamp, filing, recordation, registration and other such Taxes and fees (including any penalties and interest with respect thereto) incurred or payable, if any, resulting directly from the transactions contemplated under the Transaction Documents (the “Transfer Taxes”), shall be paid one half (1/2) by Seller and one half (1/2) by Buyer, when due and the party primarily or customarily responsible under applicable local Law for filing such Tax Returns shall file all necessary Tax Returns and other documentation when due with respect to all such Transfer Taxes and such party shall use its reasonable efforts to provide such Tax Returns to the other party at least ten (10) calendar days prior to the due date for such Tax Returns. If required by applicable Law, the other party or parties shall join in the execution of any such Tax Returns and other documentation (the expense of which shall be paid by Seller).

ARTICLE 10

MISCELLANEOUS

10.1 Termination.

This Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Closing (or earlier specified date):

(a) by mutual written consent of Seller and Stonegate; or

(b) by Stonegate if (i) any representation or warranty made by Seller or the Corporation shall be discovered to be or to have become untrue, incomplete or misleading in any respect such that the condition to Closing set forth in Section 7.2(b) cannot be satisfied and any such breach has not been cured within ten (10) Business Days following receipt by the non-terminating party of notice of such discovery, or (ii) there has been a failure to substantially perform a covenant or agreement by Seller or the Corporation made herein of which notice has been given in writing by Stonegate and which has not been cured within ten (10) Business Days of receipt of such notice, but in no event later than December 31, 2013; or

(c) by Seller or the Corporation if (i) any representation or warranty made by Stonegate shall be discovered to be or to have become untrue, incomplete or misleading in any respect such that the condition to Closing set forth in Section 7.1(b) cannot be satisfied and any such breach has not been cured, within ten (10) Business Days following receipt by the non-terminating party of notice of such discovery, or (ii) there has been a failure to substantially perform a covenant or agreement by Stonegate made herein of which notice has been given in writing by Seller or the Corporation and which has not been cured within ten (10) Business Days of receipt of such notice, but in no event later than December 31, 2013; or

(d) by Seller, the Corporation or Stonegate if any action or other proceeding shall have been instituted or threatened against one or more of the parties hereto before any court or other governmental body, which, in the good faith judgment of the party seeking to terminate has resulted or will in all likelihood result in an order, injunction, stay or judgment restraining or prohibiting the transactions contemplated by this Agreement or subjecting the party seeking to terminate to material liability on the ground that it has breached any law or regulation or otherwise acted improperly in connection with the Contemplated Transactions; or

(e) by Seller, the Corporation or Stonegate if the Closing has not occurred on or before December 31, 2013; provided the party seeking to terminate hereunder has not materially breached any of its representations, warranties, covenants or agreements contained herein and such breach is the primary cause of the Closing not occurring by such date; or

(f) by Seller, the Corporation or Stonegate if any required regulatory approval relating to the Contemplated Transactions is not received, through no fault of the terminating party, by December 31, 2013, or if any such approval contains any condition unduly burdensome to Stonegate as reasonably determined by the Board of Directors of Stonegate.

10.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 10.1, no party to this Agreement shall have any further liability or future obligation to any other party hereunder except (a) as set forth in Section 6.3(b) of this Agreement and (b) that termination will not relieve a breaching party from liability for any willful breach of representations and warranties resulting in a termination of this Agreement under Section 10.1(b)(i) or Section 10.1(c)(i) or relieve a breaching party from liability on account of a proper termination under Section 10.1(b)(ii) or Section 10.1(c)(ii) and provided further that Section 10.12 shall govern the parties’ right to specific performance.

10.3 Notices. All notices, requests, demands and other communications required or permitted to be given pursuant to this Agreement must be in writing and will be deemed to have been duly given on the day of delivery if delivered by hand, on the day of transmission if sent by facsimile with confirmation (or on the next Business Day if not sent on a Business Day), on the first Business Day following deposit with a nationally recognized overnight mail service, delivery charges prepaid, or on the third Business Day following first class mailing, with postage prepaid:

If to Seller, to:

with copies (which shall not constitute notice) to:

Sheppard Mullin Richter & Hampton LLP

Attn: David Sands, Esq.

333 South Hope Street, 43rd Floor

Los Angeles, California 90071

Telephone: (213) 617-5536

Facsimile: (213) 443-2743

dsands@sheppardmullin.com

if to Buyer, to:

Stonegate Mortgage Corporation

Attn: Jim Cutillo

9190 Priority Way West Drive, Suite 300

Indianapolis, IN 46240

Telephone: (317) 663-5101

Facsimile: (317) 569-0705

jcutillo@stonegatemtg.com

with copies (which shall not constitute notice) to:

Barnes & Thornburg LLP

Attn: Thomas M. Maxwell

11 South Meridian Street

Indianapolis, IN 46204

Telephone: (317) 231-7796

Facsimile: (317) 231-7433

tmaxwell@btlaw.com

A Party may change its or his address, telephone number or facsimile number by prior written notice to the other Parties provided in accordance with this Section 10.3.

10.4 Amendments; No Waivers.

(a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Seller (on behalf of Seller and the Corporation) and Buyer or, in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver will be binding unless executed in writing by the party to be bound by the waiver.

10.5 Expenses. Unless and to the extent otherwise expressly provided by this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

10.6 Successors and Assigns; Benefit. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No party may assign (other than by operation of law following the Closing Date), delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto; provided, that Buyer may make such an assignment to one or more direct or indirect Affiliates, but any such assignment shall not relieve Buyer of Buyer’s obligations hereunder. Nothing in this Agreement, expressed or implied, shall confer on any Person other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement; and provided that following the Closing, Seller may assign any of his rights hereunder by will or the laws of intestate succession.

10.7 Governing Law; Jurisdiction. This Agreement will be governed by and construed in accordance with the Law of the State of Indiana as applicable to Contracts made and to be performed in the State of Indiana, without regard to conflicts of laws principles. Except as otherwise provided herein, the Parties hereby submit solely and exclusively to the jurisdiction of the state or federal courts located in Marion County, Indiana in respect of any Proceeding related to or arising out of a Transaction Document, including any Proceeding involving the interpretation or enforcement of the provisions of a Transaction Document, and the parties hereby waive, and agree not to assert, any defense in any such action, suit or Proceeding, that they are not subject thereto or that such action, suit or Proceeding may not be brought or is not maintainable in such courts or that the applicable Transaction Document may not be enforced in or by such courts or that their property is exempt or immune from execution, that such suit, action or Proceeding is brought in an inconvenient forum, or that the venue of such suit, action or Proceeding is improper. Except as otherwise provided herein, if any Proceeding is brought arising out of or based upon this Agreement, the successful or prevailing party shall be entitled to recover such reasonable attorneys’ fees and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled, as may be awarded by the court or arbitrator.

10.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any present or future rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Contemplated Transactions contemplated hereby are fulfilled to the extent possible.

10.9 Table of Contents; Headings; Delivery. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to documents or agreements having been disclosed to, delivered to or made available to Buyer shall mean that such documents or agreements were disclosed to, delivered to or made available to Buyer via (i) the provision of access to hard copies of such items or information, or (ii) the provision of such items or information in electronic format (including by fax, e-mail or by other electronic means).

10.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

10.11 Entire Agreement. This Agreement and the other Transaction Documents constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

10.12 Specific Performance. Seller, Buyer and the Corporation agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the other parties shall, except as set forth in Section 8.9 with respect to the rights and remedies of the parties contained in Article 8, be entitled to specific performance of the terms hereof in addition to any other remedy at law or in equity.

10.13 Time of Essence. Time is of the essence for each and every provision of this Agreement.

10.14 Disclosure Schedules. The Disclosure Schedules shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedules is intended to vary the definition of “Material Adverse Effect” or to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedules is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedules is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedules is or is not in the ordinary course of business for purposes of this Agreement.

10.15 Legal Representation. Buyer and the Corporation hereby agree, on their own behalf and on behalf of their respective Related Persons and each of their successors and assigns (all such parties, the “Waiving Parties”), that Sheppard, Mullin, Richter & Hampton LLP (“SMRH”) may represent Seller in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, the Transaction Documents or the Contemplated Transactions notwithstanding its representation (or any continued representation) of the Corporation, and each of Buyer and the Corporation on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Buyer and the Corporation acknowledge that the foregoing provision applies whether or not SMRH provides legal services to the Corporation after the Closing Date.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

CORPORATION:

CROSSLINE CAPITAL, INC.

By:	/s/ Timothy R. Elkins
Name:	Timothy R. Elkins
Title:	Chief Executive Officer

SELLER:

/s/ Timothy R. Elkins
TIMOTHY R. ELKINS

BUYER:

STONEGATE MORTGAGE CORPORATION

By:	/s/ James Cutillo
Name:	James Cutillo
Title:	Chief Executive Officer